Filed Pursuant to Rule 424(b)(4)

Registration No. 333-202712

PROSPECTUS

7,000,000 Shares

Surgical Care Affiliates, Inc.

Common Stock

Certain stockholders of ours, or the selling stockholders, including the TPG Funds (as defined herein) and certain members of our board of directors and management, are offering 7,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SCAI.” On March 26, 2015, the last reported sales price of our common stock was $33.96 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 18 and the risk factors described in our Securities and Exchange Commission filings, including our Form 10-K for the year ended December 31, 2014, that are incorporated by reference into this prospectus, to read about important factors you should consider before buying shares of the common stock.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”) and are subject to reduced public company reporting requirements. See “Risk Factors—We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$33.25	$232,750,000
Underwriting discount	$1.246875	$8,728,125
Proceeds to the selling stockholders (before expenses)	$32.003125	$224,021,875

Certain of the selling stockholders have granted the underwriters the right to purchase up to 1,050,000 additional shares of common stock on the same terms set forth above. See “Underwriting (Conflicts of Interest).”

The underwriters expect to deliver the shares of common stock to investors on or about April 1, 2015.

Joint Book-Running Managers

Goldman, Sachs & Co.	Citigroup	J.P. Morgan
Barclays	BofA Merrill Lynch	Deutsche Bank Securities

SunTrust Robinson Humphrey

Co-Managers

BMO Capital Markets	TPG Capital BD, LLC	Morgan Stanley

The date of this prospectus is March 26, 2015.

We are responsible for the information contained or incorporated by reference into this prospectus and any related free-writing prospectus we may prepare or authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to give you any other information, and neither we nor the underwriters take any responsibility for any other information that others may give you. The selling stockholders are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted.

The information contained in this prospectus, any free writing prospectus or any document incorporated by reference herein is accurate only as of its date. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the date of delivery of this prospectus. To the extent that there is a conflict between the information contained in this prospectus and the information contained in any document incorporated by reference herein filed prior to the date of this prospectus, you should rely on the information in this prospectus; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference into this prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

It is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference herein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find More Information” and “Incorporation of Documents by Reference” in this prospectus.

For investors outside of the United States: neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

We further note that the representations, warranties and covenants made by us or the selling stockholders in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part or to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs or the affairs of any selling stockholder.

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PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus or incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2014 and our other filings with the SEC listed in the section of this prospectus entitled “Incorporation of Documents by Reference” and does not contain all the information that may be important to you. You should carefully read this prospectus and the registration statement of which this prospectus is a part and the information incorporated by reference herein in their entirety before making an investment decision to purchase shares of our common stock, including the information discussed under “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC and incorporated by reference herein, along with our consolidated financial statements and notes thereto that are included in our Annual Report on Form 10-K and incorporated by reference herein.

In this prospectus, unless we indicate otherwise or the context requires:

•	“Surgical Care Affiliates,” “our company,” “we,” “our,” “ours” and “us” refer to Surgical Care Affiliates, Inc. and its consolidated subsidiaries after our conversion from a Delaware limited liability company to a Delaware corporation on October 30, 2013, and to ASC Acquisition LLC and its consolidated subsidiaries prior to our conversion from a Delaware limited liability company to a Delaware corporation on October 30, 2013 (See “—Our Reorganization as a Corporation” below for more information on the conversion);

•	“SCA” refers to Surgical Care Affiliates, LLC, our direct operating subsidiary; and

•	“TPG” refers to TPG Global, LLC and its affiliates, and the “TPG Funds” refers to one or more of TPG FOF V-A, L.P. (“FOF V-A”), TPG FOF V-B, L.P. (“FOF V-B”), and TPG Partners V, L.P. (“TPG Partners V”).

Our Company

We are a leading national provider of solutions to physicians, health systems and payors to optimize surgical care. We operate one of the largest networks of outpatient surgery facilities in the United States, which as of December 31, 2014, was comprised of 179 ambulatory surgery centers (“ASCs”), six surgical hospitals and one sleep center with 11 locations. Our business model is focused on building strategic relationships with health systems, physician groups and payors to acquire, develop and optimize facilities in an aligned economic model that enables better access to high-quality care at lower cost. As of December 31, 2014, we owned and operated facilities in partnership with 42 health systems and approximately 2,000 physician partners. We believe that our partnership strategy and comprehensive suite of solutions will enable continued growth by capitalizing on increasing demand for high quality, cost-effective settings of care, the increasing need for scaled partners in healthcare, the transition to a coordinated care delivery model and the trend of physician and health system consolidation.

The healthcare industry is in the midst of a transition characterized by increasing focus on cost containment and clinical outcomes, driven by recent regulatory efforts and new payment and delivery models, such as Accountable Care Organizations (“ACOs”). In this environment, improving clinical quality and reducing the cost of surgical delivery, which represents one of the largest components of medical spending in the United States, will be of greater focus. We believe we are a critical part of the solution because we provide a lower-cost delivery alternative that (1) we believe enhances the quality of care and patient experience, (2) provides a strategic approach for physicians that improves productivity and economic alignment, (3) enables our health system partners to expand access within their markets while addressing the pressures resulting from changing payment models and (4) offers an efficient and lower-cost alternative for health plans, employers and other health plan sponsors.

Our scale of operations allows us to provide our affiliated physicians and health system partners with a comprehensive suite of services that support clinical quality, operational efficiency and enhanced financial performance. We offer tools and systems in the areas of clinical benchmarking, clinical best practices, operating efficiency, care coordination and supply chain management. Our partnership model aligns the interests of our partners in achieving strong clinical and operational outcomes.

Following the purchase of our company in 2007 by TPG Global, LLC, MTS-SCA Acquisition LLC (“MTS”) and certain of our current and former directors, our senior leadership team has transformed our strategic approach from operating a network of facilities to providing a comprehensive suite of solutions to multiple constituents along the surgical care continuum. We have experienced significant growth in our provider partnerships and enhanced our focus on clinical outcomes and patient experience, resulting in strong and consistent performance in our key financial and operating metrics. We believe our comprehensive solution set has established SCA facilities as a site of choice to patients, physicians, health systems and payors, as reflected in (1) our patient and physician Net Promoter Scores, which are measures of loyalty based on asking patients or physicians whether they would recommend our facilities to a friend or family member or colleague, as applicable, (2) growth in the number of physician partners to approximately 2,000 as of December 31, 2014, with approximately 7,500 physicians performing procedures in our affiliated facilities in 2014 and (3) growth in health system partnerships from 18 to 42 from December 31, 2007 to December 31, 2014.

Our commitment to patient care, our outstanding teammates, our health system partnerships and our investments in systems and processes to drive results, coupled with strong industry trends, have enabled us to build a track record of growth. Our consolidated total net operating revenues increased from $726.4 million in 2012 to $864.7 million in 2014, representing a 9.1% compounded annual growth rate (“CAGR”). Given the significant increase in the number of our nonconsolidated facilities, driven by the success of our health system and physician partnership growth strategy, we also review an internal supplemental operating measure that does not comply with generally accepted accounting principles (“GAAP”) called systemwide net operating revenues growth, which includes both consolidated and nonconsolidated facilities (without adjustment based on our percentage of ownership). Our systemwide total net operating revenues increased at a 12.7% CAGR from 2012 to 2014. Our net income increased from a loss of $20.0 million in 2012 to income of $32.0 million in 2014, our Adjusted EBITDA-NCI increased from $130.1 million in 2012 to $156.7 million in 2014, representing a 9.7% CAGR, and our Adjusted net income increased from $36.6 million in 2012 to $81.5 million in 2014, representing a 49.2% CAGR. Adjusted EBITDA-NCI and Adjusted net income are non-GAAP financial measures and should not be considered substitutes for and are not comparable to our GAAP net income. See “Summary Historical Consolidated Financial and Other Data” for an explanation of Adjusted EBITDA-NCI and Adjusted net income and a reconciliation of Adjusted EBITDA-NCI and Adjusted net income to their most directly comparable GAAP financial measures.

Industry Overview

Medical costs account for a substantial percentage of spending in America. The United States spent $2.9 trillion on healthcare in 2013, according to Centers for Medicare and Medicaid Services (“CMS”), and the percentage of gross domestic product devoted to healthcare has increased from 7.0% in 1970 to 17.4% in 2013. Surgical delivery is one of the largest components of medical costs in the United States, currently representing approximately 30% of medical spending for individuals with commercial insurance and Medicare, according to our estimates.

Against this backdrop, we believe that we are well positioned to benefit from trends currently affecting the markets in which we compete, including:

Continued Migration of Procedures out of Hospitals

According to the American Hospital Association, from 1992 to 2012, outpatient surgeries increased from 53.8% of total surgery volumes to 64.5%. In addition, a significant share of outpatient surgeries shifted from hospitals to free-standing facilities over a similar period. Advancements in medical technology, such as lasers, arthroscopy, fiber optics and enhanced endoscopic techniques, have reduced the trauma of surgery and the amount of recovery time required by patients following certain surgical procedures. Improvements in anesthesia have also shortened the recovery time for many patients by minimizing post-operative side effects such as nausea and drowsiness, thereby avoiding, in some cases, overnight hospitalization. These medical advancements have significantly increased the number of procedures that can be performed in a surgery center and have fueled the migration of surgical procedures out of hospitals and into outpatient settings. We expect that continued advancements in healthcare delivery and regulatory reform will further this trend.

Growing Focus on Containment of Healthcare Costs

Because of an increased focus on controlling the growth of healthcare expenditures in our economy, constituents across the healthcare continuum, including government payors, private insurance companies and self-insured employers, are implementing meaningful cost containment measures. These initiatives have contributed to the shift in the delivery of healthcare services away from traditional inpatient hospitals to more cost-effective settings, such as ASCs. For example, based on Medicare fee schedules, a procedure in an ASC costs, on average, 55% of what the same procedure costs when performed in a hospital surgery department, according to the Ambulatory Surgery Center Association. The cost differential creates savings for the government, Medicare plans, commercial payors and patients when a procedure is performed at an ASC instead of a hospital-based surgery department.

In addition, as self-insured employers look to reduce their overall healthcare costs, they are shifting increased financial responsibility to patients through higher co-pays and deductibles. These changes to health plan design, coupled with increased pricing transparency, have encouraged patients to seek out more cost-effective options for their healthcare delivery and may reduce demand for discretionary healthcare services. Because of their cost advantage and high patient satisfaction, we believe ASCs stand to benefit from this increase in consumerism.

Opportunities Created by Healthcare Legislation

We anticipate that recent healthcare legislation will create greater opportunities for cost-effective providers of healthcare. The Patient Protection and Affordable Care Act (“PPACA”) and other related healthcare reform activities are expected to promote the transition from traditional fee-for-service payment models to more “at risk” or “capitated” models in which providers receive a flat fee per member per month from payors, regardless of the cost of care. These changes will be reflected through the creation of ACOs or other payment model reforms. This shift will create financial incentives for “at-risk” providers to direct patient procedures into the most cost-effective settings, such as ASCs. We believe health systems, which are expected to remain the center of the delivery network in many markets, are resolving to shift many types of surgical cases out of their hospital surgery departments into the lower-cost ASC setting. Given that, according to management estimates, surgical spending currently represents approximately 30% of all medical spending for individuals with commercial insurance and Medicare, the shift to “at risk” payment models is likely to create greater interest from physicians and health systems in shifting care to ASCs and surgical hospitals.

Dynamics Impacting Health Systems

Many hospitals and health systems anticipate strategic and financial challenges stemming from healthcare reform and growing efforts to contain healthcare costs. In response, many health systems are focused on strategies to reduce operating costs, build market share, align with physicians, create additional service lines, expand their geographic footprint and prepare for new payment models, including ACOs, which are networks of doctors, hospitals and other healthcare providers who share responsibility for providing coordinated care to patients with the goal of improving quality and reducing overall spending. As a result, a growing number of health systems are entering into strategic partnerships with select provider organizations that can provide focused expertise, scaled operating systems, best practices, speed of execution and financial capital.

Increased Pressure on Physicians and Physician Groups

Physicians in many markets are increasingly interested in affiliating with leading health systems, especially in the context of an operating partner that can help ensure the continued efficiency of their practices. Uncertainty regarding reimbursement, along with increased financial and administrative burdens resulting from healthcare legislation, has contributed to the trend toward health system partnerships. As a result, physicians in many markets are pursuing partnerships with surgical providers and health systems in order to gain greater stability, access to scaled clinical and operating systems and a pathway to participating in new payment models. This is creating opportunities for providers with expertise and a track record of structuring partnerships with health systems and physicians in a way that creates value for all constituents.

Continued Provider Consolidation Driven by Changing Environment

We believe that consolidation among healthcare providers will continue due to cost pressures, a changing regulatory environment and the requirements imposed by new payment and delivery models. Our industry remains highly fragmented relative to other healthcare sectors, with the three largest companies in our industry operating an aggregate of only 12% of approximately 5,400 Medicare-certified ASCs in the United States as of December 31, 2014. We expect consolidation to continue, as larger operators like us bring to bear the benefits of systems, processes and larger-scale relationships.

Our Competitive Strengths

We believe that our commitment to outstanding patient care, our strategy and our market position align us to benefit from trends in the U.S. healthcare market. An environment that demands better access to high-quality care, improved patient experience, health system and physician partnership and continuous clinical and administrative improvement and efficiency aligns very well with our competitive strengths:

Multi-Pronged Growth Strategy Based on Aligned Economic Model and Diverse Business Mix

Our business model is focused on building strategic relationships with leading health systems, physician groups and payors to acquire, develop and operate facilities in an aligned economic model. The alignment of strategic and financial interests through shared ownership is an integral component of our ability to achieve strong results—clinically, operationally and financially. We believe our business model, which is aligned with secular industry trends demanding high quality, cost-effective settings of care, the need for more scaled partners in healthcare and the transition to a coordinated care delivery model, enables the following multiple growth avenues and positions us for long-term sustainable growth:

•

Strong same-site growth. We believe that several factors will contribute to continued same-site growth: (1) a significant majority of our facilities are multi-specialty (160 of our 186 affiliated facilities), (2) a payor mix weighted toward non-governmental payors (62% of our consolidated net patient revenues and 74% of net patient revenues at our nonconsolidated facilities for the year-ended December 31, 2014 came from commercial payors), (3) our partnerships with leading health systems, (4) our strong physician satisfaction and (5) the continued focus of our regional facility leadership on physician recruitment, leveraging our tools and systems.

•	In-market expansion and co-development with existing leading health system partnerships. We have partnered with many leading health systems in the country, and we are generally in the early stages of developing those health system partnerships. These partnerships create an opportunity for continued growth through expanding our footprint of facilities in the markets of our health system partners.

•	New health system partnerships. Many factors are driving health systems to increasingly seek out partners, including the need for focused expertise and scaled operating systems and the need for human and financial capital. These dynamics will contribute to our ability to add new health system partnerships to our existing portfolio.

•	Additional services across our broad suite of solutions. We provide a broad suite of solutions to meet the specific needs of our health system, physician partners and payors in the communities they serve. These solutions include, among others, development of market growth strategies, multiple physician alignment models (including joint ventures and clinical co-management agreements), perioperative consulting and management services to assist health systems in increasing the efficiency of their own hospital surgery departments, supply chain management, data analytics and benchmarking and analytics to support the transition to new payment models. These additional services enhance patient care and strengthen our partnerships with health systems, physicians and payors while providing additional economic benefits to us.

•	Opportunistic acquisitions. Our partnership model with leading health systems enables us to be a strategic acquirer in multiple geographic markets within the fragmented ASC industry. From June 30, 2010 to December 31, 2014, we acquired or entered into management agreements with 47 facilities in our existing markets and 40 facilities in new markets. Also during this same time period, we placed two de novo facilities into operation in existing markets and one de novo facility in a new market.

Strategic Partnerships with Leading Health Systems

We have positioned ourselves for the continued shift toward large scale, integrated delivery systems by selectively partnering with health systems that hold market-leading positions in their primary service areas. From December 31, 2007 to December 31, 2014, we have grown the number of our health system partners from 18 to 42, including many of the leaders in healthcare delivery, such as Indiana University Health, Inc. (“IUH”), Sutter Health, Texas Health Resources (“THR”) and MemorialCare Health System (“MemorialCare”), among others. We believe we are a partner of choice to leading health systems because of our comprehensive suite of surgical solutions, expertise in clinical operations and efficiency programs and development expertise. Partnering with leading health systems allows us to enter new markets in a capital-efficient way that provides us with immediate relevance to our patients, physicians and payors, translating into greater stability and growth opportunity. Historically, our partnerships have delivered above-market same-site revenue growth, as well as growth from the co-development of additional facilities alongside our health system partners.

Leading National Brand and Scaled Franchise

We believe a healthcare environment characterized by cost pressure, regulatory change, increased consumerism and consolidation favors large scale competitors with strong reputations. We are one of the largest multi-specialty operators of ASCs in the United States with 179 ASCs operating in 33 states. We operate a large surgical services purchasing platform that provides us substantial purchasing advantages as our dedicated supply chain team works with our facilities, health system partners and affiliated physicians across the country. Through our partnerships with locally branded health systems, we have established strong brand recognition among physicians in many communities, and we believe our national presence and leading reputation provide us with a greater opportunity to establish strategic relationships with local health systems, physicians and payors. Our facilities have also developed a strong reputation among patients in our communities as a result of our focus on patient care and clinical quality. We provide each patient with a survey regarding their experience at our facility which is generally provided in person after their procedure has been performed or through the mail. According to our patient surveys conducted during 2014, we have a Net Promoter Score of approximately positive 97. This Net Promoter Score is a measure of loyalty ranging from negative 100 to positive 100 based on asking patients whether they would recommend our facilities to a friend or family member. The overall response rate for these surveys has been, on average, approximately 62% in 2014, which represented an average of approximately 32,600 responses received per month in 2014.

Proprietary and Expanding Suite of Technology-Enabled Solutions

New payment models and increasing pressure on health systems and physicians to contain costs are forcing providers to make new investments in areas such as information systems and data analytics in an effort to become more efficient and meet the demands for improved clinical outcomes. We have developed a comprehensive set of proprietary technology tools that enable health systems, physicians and payors to optimize patient experience, clinical outcomes, physician productivity and operating performance. Our proprietary technology tool set includes:

•	SCA Quality Index. We measure patient satisfaction, clinical outcomes and licensure and accreditation inspection readiness for each affiliated facility and combine those measures into our SCA Quality Index to track quality metrics and increasingly to support the transition to new payment models.

•	Operating system. Our operating system provides detailed benchmarking of key operational measures (including on-time starts, turn-times, staffing ratios and supply expense metrics) that allows management to identify, monitor and adjust areas such as case mix, staffing and operating costs to improve overall performance.

•	Proprietary case-costing system (which we call the “Every Case Optimized System” or “ECOSystemTM”). Our ECOSystemTM provides detailed labor cost, supply cost and contribution margin data by procedure code, physician, facility and payor to monitor key expenses and margins, allowing us to benchmark best practices by case type.

•	Supply chain management system. Our supply chain management system provides detailed analysis on supply cost management to improve purchasing efficiency and costs.

Our data-driven insight and ability to measure performance metrics such as clinical outcomes and patient satisfaction as well as optimize performance through our ECOSystemTM have been integral in achieving clinical and operational excellence to date and position us for success in the payment models of the future, such as ACOs, bundled payments and capitated models.

Strategic Partner to Physicians

The evolving healthcare landscape, including regulatory changes, increasing administrative burden, payor consolidation, shifting competitive landscape and transition to new payment models, is increasing pressure on physicians. We offer physicians an attractive solution to help them operate successfully in this environment as we design our facilities, structure our strategic relationships and adopt staffing, scheduling and clinical systems and protocols with the aim of increasing physicians’ productivity and promoting their professional and financial success. Our approximately 2,000 physician partners (as of December 31, 2014), many of whom are leading practitioners in their respective fields and geographies, value the efficiency and convenience that our facilities provide. Our technology solutions allow our physicians to optimize clinical, operational and financial results. Our success in forming productive relationships with physicians is reflected in both the growth in the number of our physician partners and our Net Promoter Score of positive 88, which was derived from surveys completed by our physician partners and non-partner physician utilizers across 130 of our 186 facilities during January 2015. The surveys had a response rate of approximately 77%, which is calculated on a weighted basis based on the number of cases performed by a physician at the facilities surveyed. This Net Promoter Score is a measure of loyalty ranging from negative 100 to positive 100 based on asking each of the physicians who utilize our facilities whether they would recommend performing cases at our facilities to a physician colleague. We monitor physician satisfaction on a facility-by-facility basis, survey all of our physicians who utilize our facilities at least on an annual basis and use physician feedback to drive continuous improvement on a local and national basis.

Proven Management Team

Our senior leadership team of Andrew Hayek, President and Chief Executive Officer, Peter Clemens, Executive Vice President and Chief Financial Officer, Michael A. Rucker, Executive Vice President and Chief Operating Officer, Joseph T. Clark, Executive Vice President and Chief Development Officer, and Richard L. Sharff, Jr., Executive Vice President, General Counsel and Corporate Secretary, averages over 20 years of experience in the healthcare industry and has transformed our strategic approach to provide solutions to physicians, health systems and payors to optimize surgical care. Under this management team, we have experienced significant growth in our provider partnerships and enhanced our focus on clinical outcomes and patient experience, resulting in strong and consistent performance in our key financial and operating metrics and positioning us well for long-term growth.

Our Business Strategy

We seek to provide outstanding patient care and clinical quality, and we seek to create measurable clinical, operational and financial advantages for our partners by leveraging our tools and processes, knowledge and experience and talented leaders in each market. The key components of our strategy include:

•	Delivering outstanding patient care and clinical outcomes;

•	Driving strong and consistent same-site performance;

•	Capitalizing on existing health system partnerships poised for growth;

•	Developing new health system partnerships;

•	Leveraging our core competencies to expand into new service lines;

•	Establishing partnerships that take advantage of new payment models; and

•	Consolidating a fragmented industry in attractive markets.

Delivering Outstanding Patient Care and Clinical Outcomes

We are committed to outstanding patient care and clinical quality. Our culture and operating systems reinforce this focus and commitment. We measure patient satisfaction, clinical outcomes and licensure and accreditation inspection readiness for each affiliated facility and combine those measures into our SCA Quality Index, which we monitor closely to identify areas for improvement and track progress. We also develop and implement clinical toolkits, clinical training and best practice sharing across our network to drive ongoing improvement in clinical outcomes. Our Regional Quality Councils (“RQCs”) enable identification and sharing of best practices across our affiliated facilities. Each RQC is composed of at least one representative, such as a Regional Quality Coordinator or a Center Quality Coordinator, from each facility in the applicable region. Each

RQC meets on at least a quarterly basis to share and compare clinical and operational experiences and to develop best practices, which are shared with governing boards at each facility. We have also developed focused training resources that are available to our physicians, nurses and surgical technicians at our affiliated facilities, including through a proprietary, learning computer portal called the Clinical Excellence Universe (or “CEU”). Our training programs include new teammate trainings, telephone and web conferences focusing on key clinical issues, continuing education programs, leadership development programs and initiatives aimed at enhancing our culture of patient safety.

Driving Strong and Consistent Same-Site Performance

Achieving strong performance on a same-site basis is important for us to drive organic revenue growth as well as support consistent operating performance for SCA and our partners. We believe that our partnership model aligns incentives such that we and our partners can achieve improved long-term performance. We also believe that our ability to affiliate with physicians as an extension of their practices is an important driver to sustained same-site performance. Our clinical protocols and proprietary technology tools are designed to improve physician productivity and increase the number of procedures performed in our facilities while improving both physician and patient satisfaction. In addition, our ability to attract physicians through recruitment initiatives provides an additional opportunity for us to drive same-site growth. This alignment with partner hospitals and physicians has contributed to annual same site systemwide net operating revenues growth of 3.1% in 2014, 9.4% in 2013 and 9.8% in 2012. We have shown an ability to improve facility-level profitability by gaining physician alignment around more efficient supply utilization, reducing clinical variation, more effectively contracting with payors and lowering administrative costs.

Capitalizing on Existing Health System Partnerships Poised for Growth

We believe that development of our existing health system relationships is an important part of our continued growth. While our facility count has grown significantly, from 131 to 186 affiliated facilities from December 31, 2007 to December 31, 2014, our growth in health system partners has been even stronger, more than doubling from 18 to 42 over the same time period. We believe this growth in health system partnerships creates significant opportunities. Our aligned model incentivizes our partners to work closely with us to identify strategically important and financially accretive growth opportunities in the markets we serve. Our experience has shown that demonstrated results in achieving exceptional patient care and strong physician partnerships have encouraged our partners to expand their relationships with us. For example, through our relationship with THR, as of December 31, 2014, we have acquired controlling interests in or developed 10 surgery centers since 2012.

Developing New Health System Partnerships

We are focused on developing new health system partnerships, and we expect this to continue as we position ourselves as a partner of choice to physician groups, health systems and payors. While we have demonstrated a track record of success among a group of leading health systems, we believe that our current footprint represents only a small percentage of potential health system partnerships and that we have substantial long-term opportunities to add new relationships. In addition, industry dynamics, such as a challenging reimbursement environment and an increased emphasis on achieving cost savings with improved clinical outcomes, are encouraging health systems with which we do not already have relationships to seek partners. We believe that our expertise developing tools that ensure improved outcomes, drive cost savings and support efficiencies in the clinical setting will further strengthen our value proposition as a partner of choice for new health system relationships.

Leveraging Our Core Competencies to Expand into New Service Lines

We intend to leverage significant expertise related to the provision of surgical solutions in the form of expansion into new lines of service. Our relationships and operating systems provide a strong platform from which we can deliver a broader range of solutions designed to achieve excellent clinical outcomes while improving efficiency and generating significant savings in the healthcare system. As an example, we operate our perioperative consulting services with health system partners to optimize physician engagement, operating and cost efficiency, margin enhancement, market share growth and the development of new service lines. As of December 31, 2014, we provided such services to 13 facilities, and we have a dedicated team of professionals focused on expanding this business, as we believe it represents an area of potential growth. In addition to providing potentially high growth and diversified revenue stream, our perioperative consulting business also serves as a sales channel for potential health system partnerships. By demonstrating our value proposition and operational expertise with the effective management of their surgical operations, we believe we are better positioned for partnering with the health system’s current and prospective ASCs.

In addition to perioperative consulting, we also offer additional services relating to the delivery of surgical care, including management services (where we manage a surgical facility in which we do not have an ownership interest), clinical co-management consulting services (for hospital surgery departments interested in having certain of their non-employee physicians participate in management) and supply chain management and data analytics, to better serve patients’ needs and strengthen our partnerships with our health system and physician partners as well as with payors.

Establishing Partnerships that Take Advantage of New Payment Models

We expect the evolving reimbursement landscape in healthcare to create opportunities to partner with physicians and payors in new payment models. We believe payment models such as “at risk” and “capitated” models, in which the providers receive a flat fee per member per month from payors regardless of the cost of care, drive surgical care to more cost-efficient settings, such as ASCs. We plan to continue working creatively with our various partners and potential partners to structure arrangements that provide solutions to the challenges created by the variety of new payment models.

For example, one of our partners is a large, integrated multi-specialty physician group and one of the original five ACOs piloted under a Dartmouth College/Brookings Institute-supported initiative in ACO healthcare delivery focused on improving care quality and bending the cost curve. As of December 31, 2014, we had five joint venture surgical facilities with this physician group, which takes capitated risk, and we have been able to improve the cost of surgical delivery for its patient base by shifting surgical case volume to our facilities.

As the various risk-based payment models evolve and grow in frequency, physicians and health systems that launch “at risk” payment models will need robust analytics and capabilities to improve the efficiency of surgical delivery. We plan to leverage our experience, data systems and physician engagement models to help health systems, physicians, employers and payors implement and successfully manage new payment models.

Consolidating a Fragmented Industry in Attractive Markets

Greater operating scale allows us to invest in better clinical, operational and financial systems and deliver outstanding results for our patients and partners. Therefore, we are focused on continuing to add new affiliated facilities where we see opportunities to grow volumes by recruiting new physicians and improve profitability by leveraging our scale, technology and operating efficiencies while delivering outstanding patient care. We expect our acquisition activity to continue as we continue to position ourselves as a partner of choice to health systems and physician groups. Given that we operate in a relatively fragmented segment of the healthcare industry, with the three largest ASC management companies operating an aggregate of only 12% of the approximately

5,400 Medicare-certified ASCs in the United States as of December 31, 2014, we believe there are and will continue to be robust opportunities to invest and partner in new facilities. We believe our scale, operational expertise and value-added services and solutions differentiate us and provide us with the ability to selectively acquire attractive assets in attractive markets where we can create value, both in the near term as well as over the longer term. We plan to continue to leverage our proven strategy for target identification, thorough diligence, transaction execution and integration, which we have systematically implemented in acquisitions of 28 consolidated and 39 nonconsolidated facilities from January 1, 2010 to December 31, 2014.

Corporate and Other Information

Our corporate headquarters is located in Deerfield, Illinois at 520 Lake Cook Road, Suite 250. Our telephone number at that address is (847) 236-0921. In addition, certain of our corporate operational functions are located in Birmingham, Alabama at 569 Brookwood Village, Suite 901. Our Internet website address is www.scasurgery.com. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Our Controlling Stockholder

TPG is a leading global private investment firm founded in 1992 with over $67 billion of assets under management as of December 31, 2014, and offices in San Francisco, Fort Worth, Austin, Beijing, Dallas, Hong Kong, Houston, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, São Paulo, Shanghai, Singapore, Tokyo and Toronto. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. The firm’s investments span a variety of industries, including healthcare, financial services, travel and entertainment, technology, energy, industrials, retail, consumer, real estate and media and communications. For more information please visit www.tpg.com. As of March 1, 2015, TPG owned approximately 61.5% of our common stock.

We are a party to a stockholders’ agreement with TPG that provides TPG with rights to designate for nomination candidates for our board of directors. We are also a party to a registration rights agreement with TPG, which provides TPG with certain registration rights, including shelf registration rights and unlimited demand registration rights, in respect of shares of our common stock held by them. The registration statement of which this prospectus forms a part has been filed pursuant to the exercise by TPG of its demand registration rights under such registration rights agreement. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement with TPG Funds” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for additional information on these agreements.

Following the completion of this offering, TPG will own approximately 44.2% of our common stock, or 41.5% if the underwriters’ option to purchase additional shares of our common stock is fully exercised. As a result, following this offering we will no longer be a “controlled company” within the meaning of NASDAQ Stock Market (“NASDAQ”) listing rules and, as a result, will no longer qualify for exemptions from certain corporate governance requirements. However, even though we will no longer be a “controlled company” under NASDAQ listing rules upon completion of this offering, TPG will continue to have significant influence over us after this offering. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—TPG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.” and “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Following the consummation of this offering, we will no longer be a ‘controlled company’ within the meaning of NASDAQ listing rules and, as a result, will no longer qualify for exemptions from certain corporate governance requirements.”

Our Reorganization as a Corporation

In connection with our initial public offering (the “IPO”), we converted from a Delaware limited liability company, ASC Acquisition LLC, into a Delaware corporation, Surgical Care Affiliates, Inc., on October 30, 2013. Pursuant to the conversion, every 10.25 outstanding membership units of ASC Acquisition LLC were converted into one share of common stock of Surgical Care Affiliates, Inc., and options to purchase membership units of ASC Acquisition LLC were converted into options to purchase shares of common stock of Surgical Care Affiliates, Inc.

Recent Developments

Refinancing Transactions

On March 17, 2015, we entered into a Senior Secured Credit Agreement with a syndicate of financial institutions and other institutional lenders and for which J.P. Morgan Securities LLC, Goldman Sachs Bank USA, Citigroup Global Markets Inc., Barclays Bank PLC, SunTrust Robinson Humphrey, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc. acted as joint lead arrangers and joint bookrunners and BMO Capital Markets Corp. and TPG Capital BD, LLC acted as co-managers (the “New Senior Secured Credit Agreement”), consisting of a $450.0 million new senior secured term loan facility and a $250.0 million new senior secured revolving credit facility (together, the “New Senior Secured Credit Facilities”). In addition, on March 17, 2015 we closed an offering of $250 million aggregate principal amount of our 6.00% senior unsecured notes due April 1, 2023. We used the net proceeds from the notes offering, together with approximately $381 million of the aggregate of $450 million in principal amount of borrowings under the New Senior Secured Credit Facilities, to repay all of the outstanding indebtedness (including accrued interest and fees) under our previously existing credit facilities (such transactions, collectively, the “Refinancing Transactions”). The remaining approximately $69 million of net proceeds from the Refinancing Transactions will be used to pay the transaction costs associated with the Refinancing Transactions and for general corporate purposes.

Planned Retirement of Chief Financial Officer

On March 2, 2015, Peter J. Clemens IV, our Executive Vice President and Chief Financial Officer, notified us that he intends to retire and voluntarily terminate his employment with us. The effective date of Mr. Clemens’s retirement and the terms thereof are to be determined by mutual agreement between us and Mr. Clemens. We have engaged a leading executive search firm to assist us in recruiting a new Chief Financial Officer, and Mr. Clemens intends to work with his successor to jointly design a transition plan.

The Offering

Issuer	Surgical Care Affiliates, Inc.

Common stock offered by the selling stockholders	7,000,000 shares

Common stock to be issued and outstanding before and after this offering (after giving effect to shares of our common stock to be issued upon exercise of options in connection with this offering)	38,937,137 shares

Underwriters’ option to purchase additional shares of our common stock	Certain of the selling stockholders have granted the underwriters an option, for a period of 30 days, to purchase up to 1,050,000 additional shares of our common stock held by them on the same terms and conditions as set forth on the front cover of this prospectus.

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. See “Use of Proceeds” and “Principal and Selling Stockholders.”

Lock-up	The selling stockholders, our directors and executive officers (collectively representing beneficial ownership of 18,670,558 shares of our common stock after completion of this offering, or approximately 48.0% of the outstanding shares of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from certain of the selling stockholders, and 17,620,558 shares of our common stock after completion of this offering, or approximately 45.3% of the outstanding shares of our common stock, assuming the underwriters’ option to purchase additional shares of our common stock from certain of the selling stockholders is fully exercised) and we have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable for common stock without the prior written consent of any two of Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus.

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 18 and the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC that is incorporated by reference herein for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Select Market symbol	SCAI

Conflicts of interest	Affiliates of TPG Capital BD, LLC, an underwriter of this offering, own in excess of 10% of our issued and outstanding common stock. Therefore, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of The Financial Industry Regulatory Authority (“FINRA”). In addition, because the TPG Funds are affiliates of TPG Capital BD, LLC and, as selling stockholders, are expected to receive more than 5% of the net proceeds of this offering, a “conflict of interest” is also deemed to exist under FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

The number of shares of our common stock to be issued and outstanding before and after the completion of this offering is based on an aggregate of 38,937,137 shares outstanding as of March 1, 2015 (after giving effect to shares of our common stock to be issued upon exercise of options in connection with this offering), and excludes, as of March 1, 2015, an additional (i) 2,884,921 shares of our common stock issuable upon the exercise of outstanding options and settlement of outstanding awards of restricted stock units granted under our equity compensation arrangements, including our Management Equity Incentive Plan adopted November 16, 2007, as amended (the “Equity Plan”), our Director and Consultant Equity Incentive Plan, adopted June 24, 2008, as amended (the “Director Equity Plan”), and our 2013 Omnibus Long-Term Incentive Plan (the “2013 Omnibus Plan”), which amount does not include those options to purchase shares of our common stock described below which are expected to be exercised in connection with this offering, (ii) 1,570,619 shares of our common stock which remain available for future issuance under the Equity Plan, the Director Equity Plan and the 2013 Omnibus Plan, and (iii) any shares of our common stock issuable to HealthSouth Corporation (“HealthSouth”) upon the net exercise of its option, which option will vest upon the closing of this offering. See “Risk Factors—You may incur dilution in the net tangible book value of the shares you have purchased.”

Except as otherwise indicated, all information in this prospectus:

•	assumes the issuance of 265,564 shares of common stock to certain of the selling stockholders in connection with this offering upon the exercise of outstanding options to purchase shares of common stock with an exercise price per share of $10.25 (as if such issuance had occured on March 1, 2015, and based on the last reported sales price of our common stock on the NASDAQ Global Select Market on March 20, 2015 of $35.04 per share);

•	assumes no exercise by the underwriters of their option to purchase additional shares of our common stock from certain of the selling stockholders;

•	gives effect to our conversion from a Delaware limited liability company to a Delaware corporation on October 30, 2013; and

•	does not include the 13 facilities, as of December 31, 2014, at which we provide perioperative consulting services as part of our facility counts or other facility totals, including consolidated, nonconsolidated or managed-only facility totals.

Figures in the tables included in this prospectus may not total due to rounding.

Summary Historical Consolidated Financial and Other Data

The following tables summarize our historical consolidated financial and other data for our business for the periods presented. As of December 31, 2014, we accounted for our investment in 66 of our 187 facilities where we do not have control over the facility under the equity method, and treat such facilities as nonconsolidated affiliates. In addition, as of December 31, 2014, we held no ownership interest in 26 facilities, which contract with us to provide management services. For our nonconsolidated affiliates, our consolidated statements of operations reflect our earnings from such facilities in two line items:

•	Equity in net income of nonconsolidated affiliates, which represents our combined share of the net income of each equity method facility that is based on such equity method facility’s net income and the percentage of such equity method facility’s outstanding equity interests owned by us; and

•	Management fee revenues, which represents income from management fees that we earn from managing the day-to-day operations of the facilities that we do not consolidate for financial reporting purposes.

As of December 31, 2014, we consolidated ten facilities where we do not currently hold an equity ownership interest but rather we hold a promissory note that is convertible into equity. The promissory note provides us with the power to direct the activities that most significantly impact the economic performance of these entities. We consolidate these facilities into our financial results as they are deemed to be variable interest entities (“VIEs”) under the Accounting Standards Codification Section 810.

The summary consolidated statement of operations data for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 and the summary consolidated balance sheet data as of December 31, 2014 and December 31, 2013 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2014. You should read this summary of financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated by reference into this prospectus.

Our historical results are not necessarily indicative of the results to be expected in the future.

	YEAR-ENDED DECEMBER 31,
	2014	2013	2012
	(in millions, except facilities data in actual amounts)
Income Statement Data:
Net operating revenues:
Net patient revenues	$788.0	$731.6	$699.0
Management fee revenues	58.9	40.5	17.8
Other revenues	17.8	13.6	9.6

Total net operating revenues	864.7	785.7	726.4
Equity in net income of nonconsolidated affiliates	32.6	23.4	16.8
Operating expenses:
Salaries and benefits	297.2	270.9	234.2
Supplies	177.9	170.2	164.8
Other operating expenses	124.9	127.7	112.8
Depreciation and amortization	52.7	41.5	40.0
Occupancy costs	29.4	25.5	25.3
Provision for doubtful accounts	14.1	14.2	12.7
Impairment of intangible and long-lived assets	0.6	—	0.4
(Gain) loss on disposal of assets	(0.2)	0.1	(0.3)

Total operating expenses	696.4	650.1	589.9

Operating income	200.9	158.9	153.2
Interest expense	32.8	60.2	58.6
Loss from extinguishment of debt	—	10.3	—
Interest income	(0.2)	(0.2)	(0.3)
(Gain) loss on sale of investments	(7.6)	12.3	7.1

Income from continuing operations before income tax expense	175.9	76.2	87.8
Provision for income tax expense	9.4	12.3	8.5

Income from continuing operations(1)	166.5	63.9	79.3
Loss from discontinued operations, net of income tax expense	(9.4)	(9.3)	(4.9)

Net income	157.1	54.6	74.4

Less: Net income attributable to noncontrolling interests	(125.2)	(105.9)	(94.4)

Net income (loss) attributable to Surgical Care Affiliates	$32.0	$(51.3)	$(20.0)

Other Operating and Financial Data:
Facilities (at period end):
Consolidated facilities	95	87	87
Equity method facilities	65	60	52
Managed-only facilities	26	30	8

Total facilities	186	177	147
Systemwide net operating revenues growth(2)(3)	10.0%	15.5%	17.0%
Systemwide net patient revenues per case growth(2)(3)	4.5%	9.3%	7.8%
Adjusted EBITDA—NCI	$156.7	$142.8	$130.1
Net cash provided by operating activities	$210.6	$165.6	$171.2

	YEAR-ENDED DECEMBER 31,
	2014	2013	2012
	(in millions)

Balance Sheet Data (at period end):
Cash and cash equivalents	$8.7	$85.8	$118.6
Total assets(4)	$1,647.4	$1,422.5	$1,412.1
Total secured debt	$689.8	$671.5	$474.1
Total debt	$689.8	$671.5	$788.9

(1)	Income (loss) from continuing operations attributable to Surgical Care Affiliates, which is income from continuing operations less net income attributable to noncontrolling interests, was $41.3 million, $(42.0) million and $(15.1) million for the years-ended December 31, 2014, 2013 and 2012, respectively.
(2)	The revenues and expenses of equity method facilities are not directly included in our consolidated GAAP results, rather only the net income earned from such facilities is reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates.” Because of this, management supplementally focuses on non-GAAP systemwide results, which measure results from all of our facilities, including revenues from our consolidated facilities and our equity method facilities (without adjustment based on our percentage of ownership). We include management fee revenue from managed-only facilities in systemwide net operating revenues growth, but not patient or other revenues from managed-only facilities (in which we hold no ownership interest).

(3)	The revenues and expenses of equity method facilities are not directly included in our consolidated GAAP results, rather only the net income earned from such facilities is reported on a net basis in the line item “Equity in net income of nonconsolidated affiliates.” Because of this, management supplementally focuses on non-GAAP systemwide results, which measure results from all of our facilities, including revenues from our consolidated facilities and our equity method facilities (without adjustment based on our percentage of ownership). We do not include facilities at which we hold no ownership interest and provide only management services in systemwide net patient revenues per case growth.
(4)	Our consolidated assets as of December 31, 2014, December 31, 2013 and December 31, 2012 include total assets of a VIE of $117.5 million, $49.5 million and $28.2 million, respectively, which can only be used to settle the obligations of the VIE. Our consolidated total liabilities as of December 31, 2014, December 31, 2013 and December 31, 2012 include total liabilities of the VIE of $23.8 million, $12.2 million and $1.4 million, respectively, for which the creditors of the VIE have no recourse to us, with the exception of $3.4 million and $4.0 million of debt guaranteed by us at December 31, 2014 and December 31, 2013, respectively.

The following table represents the reconciliation of net income to Adjusted EBITDA-NCI and of net income (loss) attributable to Surgical Care Affiliates to Adjusted net income for the periods indicated below:

	YEAR-ENDED DECEMBER 31,
	2014	2013	2012
	(in millions)
Adjusted EBITDA-NCI(a):
Net income	$157.1	$54.6	$74.4
Plus (minus):
Interest expense, net	32.6	60.0	58.3
Provision for income tax expense	9.4	12.3	8.5
Depreciation and amortization	52.7	41.5	40.0
Loss from discontinued operations, net	9.4	9.3	4.9
Equity method amortization expense(b)	23.2	25.9	20.3
(Gain) loss on sale of investments	(7.6)	12.3	7.1
Loss on extinguishment of debt	—	10.3	—
Asset impairments	0.7	6.1	9.6
(Gain) loss on disposal of assets	(0.2)	0.1	(0.3)
IPO related expense(c)	—	9.0	—
Stock compensation expense(d)	4.1	7.3	1.7
Other	0.5	—	—
Adjusted EBITDA	281.9	248.7	224.5
(Minus):
Net income attributable to noncontrolling interests	(125.2)	(105.9)	(94.4)
Adjusted EBITDA—NCI	$156.7	$142.8	$130.1

Adjusted net income(a):
Net income (loss) attributable to Surgical Care Affiliates	$32.0	$(51.3)	$(20.0)
Plus (minus)
Provision for income tax expense	9.4	12.3	8.5
Loss on extinguishment of debt	—	10.3	—
Asset impairments	0.7	6.1	9.6
Amortization expense	10.1	6.7	4.8
Loss from discontinued operations, net	9.4	9.3	4.9
(Gain) loss on sale of investments	(7.6)	12.3	7.1
(Gain) loss on disposal of assets	(0.2)	0.1	(0.3)
Equity method amortization expense(b)	23.2	25.9	20.3
IPO related expense(c)	—	9.0	—
Stock compensation expense(d)	4.1	7.3	1.7
Other	0.4	—	—

Adjusted net income	$81.50	48.0	36.6

(a)

Adjusted EBITDA-NCI means net income before provisions for income tax expense, net interest expense, depreciation and amortization, net loss from discontinued operations, equity method amortization expense, (gain) loss on sale of investments, loss on extinguishment of debt, asset impairments, gain (loss) on disposal of assets, IPO related expenses, stock compensation expense and other less net income attributable to noncontrolling interests. Adjusted net income means net loss attributable to Surgical Care Affiliates before provisions for income tax, loss on extinguishment of debt, asset impairments, amortization expense, net loss from discontinued operations, (gain) loss on sale of investments, (gain) loss on disposal of assets, equity method amortization expense, IPO related expenses, stock compensation expense and other. We present Adjusted EBITDA-NCI and Adjusted net income because we believe that they are useful metrics to investors in analyzing our operating performance on the same basis as that used by our management. Our management believes that

Adjusted EBITDA-NCI can be useful to facilitate comparisons of operating performance between periods because it excludes the effect of depreciation and amortization, which represents a non-cash charge to earnings, income tax, interest expense and other expenses or income not related to the normal, recurring operations of our business. Our management believes that Adjusted net income can be useful to facilitate comparisons of our operating performance between periods because it excludes the effect of certain non-cash and other charges to earnings whose fluctuations from period-to-period do not necessarily correspond to the normal, recurring operations of our business. Adjusted EBITDA-NCI and Adjusted net income are each considered a “non-GAAP financial measure” under SEC rules and should not be considered a substitute for net income (loss) or net operating income as determined in accordance with GAAP. In addition, Adjusted EBITDA-NCI and Adjusted net income have limitations as analytical tools, including the following:

•	Adjusted EBITDA-NCI and Adjusted net income do not reflect our historical capital expenditures, or future requirements for capital expenditures, or contractual commitments;

•	Adjusted EBITDA-NCI and Adjusted net income do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA-NCI does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments under our credit agreement;

•	Adjusted EBITDA-NCI and Adjusted net income do not reflect our historical impairments recognized; and

•	Adjusted EBITDA-NCI does not reflect income tax expense or the cash requirements to pay our taxes.

(b)	For the years-ended December 31, 2014, December 31, 2013 and December 31, 2012, we recorded $23.2 million, $25.9 million and $20.3 million, respectively, of amortization expense for definite-lived intangible assets attributable to equity method investments. These expenses are included in Equity in net income of nonconsolidated affiliates in our consolidated financial statements.

(c)	IPO related expense includes an $8.0 million fee paid to TPG Capital (as defined herein) pursuant to the Management Services Agreement (as defined herein) at the closing of our initial public offering in November 2013. After the fee was paid, the Management Services Agreement was terminated.

(d)	Represents stock-based compensation expense comprised of $2.7 million non-cash expense and $4.6 million in a non-recurring cash bonus paid on vested equity awards in the fourth quarter of 2013.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties and all other information contained in or incorporated by reference into this prospectus, including the risks and uncertainties discussed below and under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, which are incorporated by reference herein, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. You should also note, however, that our business, financial condition, results of operations and prospects may have changed since the respective dates of those reports. The occurrence of any of these risks could have a material adverse effect on our business, prospects, results of operations or financial condition, in which case the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations.

Risks Related to Our Business and Healthcare Regulation

Certain risks relating to us, our business and regulation of our industry are described under the headings “Risk Factors—Risks Related to Our Business” and “Risk Factors—Risks Related to Healthcare Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2014, which are incorporated by reference in this prospectus, and which you should carefully review and consider.

Risks Related to this Offering and Ownership of Our Common Stock

TPG will continue to have significant influence over us after this offering, including control over decisions that require the approval of our stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.

Pursuant to our Stockholders’ Agreement with the TPG Funds dated November 4, 2013 (as amended on September 17, 2014, the “Stockholders’ Agreement”), so long as TPG collectively owns at least 50% of the 23,940,916 shares of our common stock that were held by TPG at the closing of our IPO (the “Post-IPO Shares”), TPG has the right to designate for nomination a majority of the seats on our board of directors. Our board of directors is currently comprised of eight directors. TPG has designated for nomination four of our directors and has the right to request that we increase the size of our board to nine directors and to fill such vacancy with a director designated by TPG. The following four directors were designated for nomination by TPG and currently serve on our board: Todd B. Sisitsky, a TPG Partner, Jeffrey K. Rhodes, a TPG Partner, and Thomas C. Geiser and Sharad Mansukani, M.D., each of whom provide consulting services to TPG. When TPG owns less than 50%, but at least 30%, of the Post-IPO Shares, TPG will be entitled to designate for nomination three directors to our board. When TPG owns less than 30%, but at least 10%, of the Post-IPO Shares, TPG will be entitled to designate for nomination two directors to our board. Thereafter, TPG will be entitled to designate for nomination one director so long as TPG collectively owns at least 3% of the Post-IPO Shares. In the event that our board of directors is increased or decreased in size at any time, the nomination rights afforded to TPG will be proportionately adjusted, rounded up to the nearest whole person. Upon completion of this offering, even though TPG will own less than 50% of our issued and outstanding shares of common stock, TPG will own approximately 71.9% of the Post-IPO Shares, or 67.5% of the Post-IPO Shares if the underwriters’ option to purchase additional shares of our common stock is fully exercised. Accordingly, TPG will continue to have the right to designate for nomination a majority of our directors upon consummation of this offering.

Additionally, so long as TPG collectively continues to hold in excess of 33 1⁄3% of our outstanding shares of common stock, TPG has the ability to prevent the approval of any amendment to our Certificate of Incorporation or By-Laws, and may prevent the approval of certain business combination transactions by voting against such items, which require approval by 66 2⁄3% of our outstanding shares of common stock. Further, so long as TPG continues to hold a significant percentage of our outstanding shares of common stock, TPG will also have the ability to significantly influence the vote in an election of directors to serve on our board of directors and the outcome of actions that require the vote of our stockholders. Upon completion of this offering, TPG will own approximately 44.2% of our outstanding shares of common stock, or 41.5% if the underwriters’ option to purchase additional shares of our common stock from certain of the selling stockholders is fully exercised.

As a result of its ownership of our common stock and the rights of the TPG Funds under the Stockholders’ Agreement, TPG can exercise significant influence, if not control, over our affairs and policies, including commencing bankruptcy proceedings, taking certain actions (including, without limitation, incurring debt, issuing stock, selling assets and engaging in mergers and acquisitions) and appointing members of our management regardless of whether others believe that such action is in our best interests. The interests of TPG may not be consistent with your interests as a stockholder. This control may also have the effect of deterring hostile takeovers, delaying or preventing changes of control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. In addition, although we have opted out of the provisions of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which regulates corporate takeovers, our Certificate of Incorporation contains similar provisions related to business combinations with interested stockholders and provides that TPG and any of its direct or indirect transferees, and any group as to which such persons are a party, do not constitute interested stockholders for purposes of this provision.

Additionally, TPG is in the business of making investments in companies and may currently hold, and may from time to time in the future acquire, controlling interests in businesses engaged in industries that complement or compete, directly or indirectly, with certain portions of our business. Further, if TPG pursues other acquisitions in our industry, those acquisitions may not be available to us. So long as the TPG Funds continue to own a significant amount of our equity, TPG will continue to be able to strongly influence or effectively control our decisions.

Following the consummation of this offering, we will no longer be a “controlled company” within the meaning of NASDAQ listing rules and, as a result, will no longer qualify for exemptions from certain corporate governance requirements.

We are listed on the NASDAQ Global Select Market and are therefore subject to NASDAQ’s listing rules. Following the consummation of this offering, we will no longer be a “controlled company” within the meaning of NASDAQ’s corporate governance standards. Pursuant to the requirements of NASDAQ’s listing rules, within one year after we cease to be a controlled company, our compensation committee and nominating and corporate governance committee must be composed entirely of “independent directors” (as defined by NASDAQ listing rules). These two committees are currently comprised entirely of independent directors; however, if we were to utilize the exemptions made available under NASDAQ’s rules for controlled companies, then during the phase-in period granted by NASDAQ’s listing rules, our stockholders would not have the same protections afforded to stockholders of companies that are subject to all of NASDAQ’s listing rules.

Even though we will cease to be a “controlled company” under NASDAQ listing rules as a result of the completion of offering, TPG will continue to have significant influence over us after this offering, including the right to designate for nomination a majority of the seats on our board of directors. See “—TPG will continue to have significant influence over us after this offering, including control over decisions that require the approval of our stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.”

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” under the JOBS Act, and we are permitted to, and currently intend to, take advantage of certain exemptions from certain disclosure requirements. We are an “emerging growth company” until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.0 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the completion of our IPO, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” as defined under the federal securities laws. We will be deemed a large accelerated filer as of the end of the fourth quarter of 2015 if our public float as of June 30, 2015 is $700 million or greater. Our public float as of June 30, 2014 was approximately $411.4 million, and our public float as of March 1, 2015 was approximately $468.1 million. After giving effect to this offering, based on a price of $35.04 per share of common stock as reported on the NASDAQ Global Select Market on March 20, 2015, our public float would be approximately $752.0 million.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on certain executive compensation matters, such as “say on pay” and “say on frequency.” As a result, our stockholders may not have access to certain information that they may deem important. Although we currently intend to rely on the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have determined to opt out of such extended transition period and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock, and our stock price may be more volatile.

Some provisions of Delaware law and our governing documents could discourage a takeover that stockholders may consider favorable.

In addition to the TPG Funds’ continuing ownership of a significant percentage of our common stock following the closing of this offering, Delaware law and provisions contained in our Certificate of Incorporation and By-Laws could have the effect of delaying, deferring or preventing a change of control of us. A change of control could be proposed in the form of a tender offer or takeover proposal that might result in a premium over the market price for our common stock. In addition, these provisions could make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management. For example, our Certificate of Incorporation and By-Laws:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	require that the number of directors be determined, and any vacancy or new board seat be filled, only by the board of directors;

•	do not permit stockholders to act by written consent once TPG ceases to beneficially own more than 50% of our outstanding shares of common stock entitled to vote generally in an election of directors, which will occur upon consummation of this offering;

•	do not permit stockholders to call a special meeting;

•	require a 66 2/3% vote of all outstanding shares entitled to vote generally in the election of directors in order to amend certain provisions in the Certificate of Incorporation and By-Laws;

•	provide that our directors may be removed only for cause by the affirmative vote of at least 66 2/3% of our outstanding shares entitled to vote generally in the election of directors;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	authorize the issuance of undesignated preferred stock, or “blank check” preferred stock, by our board of directors without stockholder approval; and

•	contain provisions similar to that of Section 203 of the DGCL related to business combinations with interested stockholders and provide that TPG and any of its direct or indirect transferees and any group as to which such persons are a party do not constitute interested stockholders for purposes of this provision.

Many of our employment agreements, plans and equity arrangements with our executive officers also contain change of control provisions. Under the terms of these arrangements, the executive officers are entitled to receive (i) certain payments or benefits upon a termination without cause or for good reason and (ii) accelerated vesting of option awards if the executive is terminated without cause or for good cause within the two-year period following a change in control.

These and other provisions of our organizational documents and Delaware law may have the effect of delaying, deferring or preventing changes of control or changes in management, even if such transactions or changes would have significant benefits for our stockholders. See “Description of Capital Stock.” As a result, these provisions could limit the price some investors might be willing to pay in the future for shares of our common stock.

You may incur dilution in the net tangible book value of the shares you have purchased.

As of March 1, 2015 (after giving effect to shares of our common stock to be issued upon exercise of options in connection with this offering), there were 2,439,883 shares of our common stock issuable upon the exercise of outstanding options, all of which have exercise prices that are below the current price of our common stock as reported on the NASDAQ Global Select Market. In addition, HealthSouth, pursuant to an option agreement, holds an unvested option to purchase shares of our common stock at an exercise price of $27.27 per share, subject to adjustment on June 29 of each year following the grant of the option. HealthSouth’s option will vest and become exercisable following the closing of this offering. Based on a closing stock price of $33.00 per share on March 1, 2015 as reported on the NASDAQ Global Select Market, the option would be exercisable, on a net exercise basis, for 236,512 shares, or less than 1% of our currently outstanding shares of common stock, subject to adjustment as provided for in the option agreement. Additionally, as of March 1, 2015, there were 445,038 shares issuable upon settlement of outstanding restricted stock units. To the extent that these stock options are exercised, the option held by HealthSouth to purchase shares of our common stock is exercised or restricted stock units are settled in shares of our common stock, you may experience further dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The market price of our common stock may fluctuate significantly, and you could lose all or part of your investment as a result.

There is no guarantee that our common stock will appreciate in value or maintain the price at which our stockholders have purchased their shares. The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, many of which are beyond our control, including the following:

•	quarterly variations in our results of operations;

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	strategic actions by us or our competitors;

•	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	changes in business or regulatory conditions;

•	investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	changes in accounting principles;

•	announcements by third parties or governmental entities of significant claims or proceedings against us;

•	new laws and governmental regulations applicable to the healthcare industry, including the PPACA, as amended by the Health Care and Education Affordability Reconciliation Act of 2010;

•	a default under the agreements governing our indebtedness;

•	future sales of our common stock by us, directors, executives and significant stockholders;

•	changes in domestic and international economic and political conditions and regionally in our markets; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market has recently experienced extreme volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at a price significantly below the public offering price on the cover of this prospectus.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Future offerings of debt or preferred equity securities, which would rank senior to our common stock, may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or preferred equity securities that may rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. For example, on March 17, 2015 we closed an offering of $250 million aggregate principal amount of our 6.00% senior unsecured notes due April 1, 2023 and the indenture governing such notes contains certain such restrictive covenants. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Fluctuations in our future operating results may negatively affect the market price of our common stock.

Our operating results have fluctuated in the past and can be expected to fluctuate from time to time in the future. Some of the factors that may cause these fluctuations include but are not limited to:

•	the timing, volume and pricing of procedures at our facilities;

•	the impact on the marketplace of competitive business, products and pricing;

•	the cost and availability of surgery-related supplies, implants and equipment;

•	changes in or announcements regarding potential changes to Medicare reimbursement rates;

•	shifts in our ownership percentage in our facilities; and

•	the timing of acquisitions of existing surgical facilities and the development of new surgical facilities.

If our operating results are below the expectations of securities analysts or investors, the market price of our common stock may fall abruptly and significantly.

If we or our existing stockholders sell additional shares of our common stock after this offering, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of March 1, 2015 (after giving effect to shares of our common stock to be issued upon exercise of options in connection with this offering), we had 38,937,137 shares of common stock outstanding, all of which are freely tradable without restriction under the Securities Act, except to the extent that any such shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). Such shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 under the Securities Act. We expect all of the shares of common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act unless such shares are purchased by our “affiliates,” as that term is defined in Rule 144.

We, our directors, our executive officers and the TPG Funds have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock (other than shares of common stock being sold pursuant to this prospectus), for 90 days following the date of this prospectus without first obtaining the written consent of any two of Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC.

In connection with our IPO, we entered into a registration rights agreement with the TPG Funds and certain members of our management and our board of directors (the “Registration Rights Agreement”), which provides the signatories thereto the right, under certain circumstances, to require us to register their shares of common stock under the Securities Act for sale into the public markets. The registration statement of which this prospectus forms a part has been filed pursuant to the exercise by the TPG Funds of their demand registration rights under the Registration Rights Agreement.

As of March 1, 2015 (after giving effect to shares of our common stock to be issued upon exercise of options in connection with this offering), we had 1,355,735 shares issuable upon the exercise of outstanding vested stock options under our equity incentive plans, 1,084,148 shares subject to outstanding unvested stock options under our equity incentive plans, 78,035 shares issuable upon settlement of vested restricted stock units, 367,003 shares issuable upon settlement of unvested restricted stock units and 1,570,619 shares reserved for future grant under our equity incentive plans. Shares acquired upon the exercise of vested options or settlement of vested restricted stock units under our equity incentive plans may be sold by holders into the public market from time to time pursuant to a registration statement on Form S-8 we filed with the SEC, subject to limitation on sales by affiliates under Rule 144. Shares acquired by HealthSouth upon the net exercise of its option, which option will vest upon the closing of this offering, may be sold freely pursuant to Rule 144. Sales of a substantial number of shares of our common stock following the exercise of outstanding stock options or settlement of restricted stock units could cause the market price of our shares of common stock to decline.

Because we do not currently intend to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We currently intend to retain future earnings, if any, for future operation, expansion and debt repayment and do not intend to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, restrictions imposed by applicable law or the SEC and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our New Senior Secured Credit Facilities. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

We are a holding company with nominal net worth and no operations of our own, and we will depend on dividends and distributions from our subsidiaries to pay any dividends.

Surgical Care Affiliates, Inc. is a holding company with nominal net worth. We do not have any assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our direct operating subsidiary, SCA. As a result, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries, including from SCA. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us. In particular, the terms of our newly issued 6.00% senior unsecured senior notes due April 1, 2023 and our New Senior Secured Credit Facilities contain a number of restrictive covenants that, similar to the terms imposed by our previously existing credit facilities, impose significant operating restrictions on us and our subsidiaries, including restrictions on the ability of our subsidiaries to make distributions. See “Risk Factors—Risks Related to our Business—The terms of our Senior Secured Credit Facilities may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions” in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this prospectus, for additional information regarding the types of operating restrictions imposed on us and our subsidiaries by our New Senior Secured Credit Facilities and our 6.00% senior unsecured notes due April 12, 2023. In addition, our subsidiaries, including our direct operating subsidiary, SCA, are separate and distinct legal entities and have no obligation to make any funds available to us.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our common stock may be negatively affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act and related rules and regulations, and beginning with our Annual Report on Form 10-K for the year ending December 31, 2014, our management is required to report on the effectiveness of our internal control over financial reporting. However, until such time as we cease to be an “emerging growth company,” as more fully described in “—We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.” our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting in compliance with Section 404(b) of the Sarbanes-Oxley Act.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time-consuming, costly, and complicated. We became a public company following the completion of our IPO in November 2013 and we currently have limited accounting personnel and other resources with which to address our internal controls and procedures. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result, we could become subject to investigations by the NASDAQ Global Select Market, the SEC or other regulatory authorities, which could require additional financial and management resources. Any such action could have a material adverse effect on our business, prospects, results of operations and financial condition.

The requirements of being a public company are expensive and time-consuming and may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company” under the JOBS Act.

Since the completion of our IPO of common stock, we have been required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements is time-consuming and has resulted, and will continue to result, in increased costs to us and could have a material adverse effect on our business, results of operations and financial condition.

As a public company, we are subject to the reporting requirements of the Exchange Act, and requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. The Dodd-Frank Act introduced multiple executive compensation and corporate governance reforms, some of which are not yet in effect, but which will demand additional attention of management. We have implemented, and will continue to implement, additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We will remain an “emerging growth company” for up to five years, although we may cease to be an emerging growth company earlier under certain circumstances. See “—We are an ‘emerging growth company’ under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.” for additional information on when we may cease to be an emerging growth company. We cannot yet predict or estimate the amount of additional costs that we may incur as a result of being a public company or the timing of such costs.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, our directors, our executive officers and the TPG Funds and other selling stockholders have entered into lock-up agreements with respect to our common stock, pursuant to which we are subject to certain resale restrictions for a period of 90 days following the date of this prospectus. Pursuant to the foregoing lock-up agreements, at any time and without notice, any two of Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC may release all or any portion of the common stock subject to the lock-up agreements. If the restrictions under the lock-up agreements are waived, then the common stock subject to such restrictions will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

If securities or industry analysts do not publish, cease publishing or publish inaccurate or unfavorable research or reports about us, our business, or our market, or if they adversely change their recommendations regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If industry or securities analysts do not establish and maintain adequate research coverage, or if any of the analysts who may cover us downgrade our common stock or publish inaccurate or unfavorable research about our business or provide relatively more favorable recommendations about our competitors, our stock price could decline. If any analyst who may cover us ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets and demand for our common stock could decrease, which in turn could cause our stock price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that reflect our current view with respect to, among other things, future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified in “Risk Factors” beginning on page 18 of this prospectus and those noted in the documents incorporated by reference into this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2014, which risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. Forward-looking statements include any statement that, without limitation, may predict, forecast, indicate or imply future results, performance or achievements instead of historical or current facts. Forward-looking statements can be identified by use of words such as “anticipates,” “approximately,” “believes,” “budget,” “can,” “could,” “continues,” “contemplates,” “estimates,” “expects,” “forecast,” “intends,” “may,” “might,” “objective,” “outlook,” “predicts,” “probably,” “plans,” “potential,” “project,” “seeks,” “shall,” “should,” “target,” “will,” or the negative of these terms and other words, phrases, or expressions with similar meaning

Any forward-looking statements contained in this prospectus and the documents incorporated by reference into this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of forward-looking information should not be regarded as a representation by us that the future plans, estimates or expectations will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those projected in the forward-looking statements, and we cannot give assurances that such statements will prove to be correct. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information or otherwise. Given these uncertainties, the reader should not place undue reliance on forward-looking statements as a prediction of actual results.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including the sale of shares of our common stock by certain of the selling stockholders if the underwriters exercise their option to purchase additional shares from such selling stockholders. We will pay substantially all of the expenses of the selling stockholders other than underwriting discounts and commissions.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is limited as a practical matter by the terms of some of our debt, including the New Senior Secured Credit Agreement, the indenture that governs our 6.00% senior unsecured notes due 2023 and other indebtedness. In addition, because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends and distributions from our subsidiaries, including from SCA, our principal operating subsidiary.

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements, restrictions that may be imposed by the terms in current and future financing instruments and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following sets forth our cash and cash equivalents and capitalization as of December 31, 2014:

•	on an actual basis; and

•	on an as adjusted basis to give effect to:

•	draws and repayments after December 31, 2014 under our previously existing revolving credit facility and the accrual of interest after December 31, 2014 under our previously existing credit facilities;

•	the issuance on March 17, 2015 of $250 million aggregate principal amount of our 6.00% senior unsecured notes due April 1, 2023;

•	the entry into the New Senior Secured Credit Facilities and the borrowing of $450 million in term loans thereunder on March 17, 2015; and

•	the repayment on March 17, 2015 of the outstanding indebtedness under, and the termination of, our previously existing credit facilities.

You should read this table in conjunction with the section titled “Summary Historical Consolidated Financial and Other Data” in this prospectus and the financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on From 10-K for the year ended December 31, 2014 and incorporated by reference into this prospectus.

	As of December 31, 2014 (in millions)
	Actual	As Adjusted
Cash and cash equivalents	$8.7	$69.6
Total debt	689.8	793.9

Stockholders’ equity	243.3	243.3

Total capitalization	933.1	1,037.2

The table above excludes, as of December 31, 2014, an additional (i) 3,160,016 shares of our common stock issuable upon the exercise of outstanding options (including the options being exercised by certain of the selling stockholders in connection with this offering) and settlement of outstanding awards of restricted stock units granted under the Equity Plan, the Director Equity Plan and the 2013 Omnibus Plan, (ii) 1,568,173 shares of our common stock which remain available for future issuance under the Equity Plan, the Director Equity Plan and the 2013 Omnibus Plan, and (iii) any shares of our common stock issuable to HealthSouth upon the net exercise of its option, which option is vesting upon the closing of this offering. See “Risk Factors—You may incur dilution in the net tangible book value of the shares you have purchased.”

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been listed on the NASDAQ Global Select Market since October 30, 2013 under the symbol “SCAI.” Prior to that date, there was no public market for our common stock. Shares sold in our IPO on October 30, 2013 were priced at $24.00 per share.

On March 26, 2015, the closing price for our common stock as reported on the NASDAQ Global Select Market was $33.96 per share. The following table sets forth the ranges of high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market for the periods indicated.

Year Ended December 31, 2013	High	Low
Fourth quarter (from October 30, 2013)	$35.80	$25.50

Year Ending December 31, 2014	High	Low
First quarter	$37.69	$28.95
Second quarter	$32.18	$27.01
Third quarter	$34.36	$26.56
Fourth quarter	$34.00	$26.55

Year Ended December 31, 2015	High	Low

First quarter (through March 26, 2015)	$36.56	$31.40

Stockholders

As of March 1, 2015, there were 22 holders of record of our common stock. The actual number of common stockholders is greater than the number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policy for the Review and Approval of Related Person Transactions

Under SEC rules, a “related person” is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Pursuant to our related party transaction written policy, directors (including director nominees), executive officers and employees are required to report any transactions or circumstances that may create or appear to create a conflict between the personal interests of the individual and our interests, regardless of the amount involved. The audit committee of the board of directors is responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board of directors as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The audit committee, in making its recommendation, considers various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The audit committee reviews, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

Related Person Transactions Entered into by the Company

Other than compensation agreements and other arrangements which are described under “Executive Compensation” in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this prospectus and the transactions described below, since January 1, 2012, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Operating Agreement Providing for Certain Purchase Rights

On August 22, 2007, we, the TPG Funds, MTS and certain other co-investors, including members of our management, entered into a Second Amended and Restated Limited Liability Company Operating Agreement of ASC Acquisition LLC (the “Operating Agreement”). The Operating Agreement contained agreements among the parties including with respect to tag-along rights, drag-along rights, rights of first refusal, transfer restrictions and other corporate governance provisions. Pursuant to the Operating Agreement, certain of our existing stockholders (who were members of ASC Acquisition LLC) purchased additional membership units of ASC Acquisition LLC on June 28, 2011, August 12, 2011 and September 23, 2011. The Operating Agreement terminated in connection with our conversion from a Delaware limited liability company to a Delaware corporation on October 30, 2013.

Management Unit Holders’ Agreement

On August 22, 2007, we and certain investors that are members of our management entered into the management unit holders’ agreement (the “Management Unit Holders’ Agreement”), which contained certain arrangements among the parties including with respect to restrictions on transfer of interests in us, call rights in certain specified situations, drag-along rights and tag-along rights. In addition, all parties to the Management Unit Holders’ Agreement were subject to a contractual lock-up provision during the 180-day period following the date of our IPO in October 2013. Except for this lock-up provision, which terminated effective April 27, 2014, the Management Unit Holders’ Agreement terminated by its terms on the date of our IPO.

Stockholders’ Agreement with the TPG Funds

In connection with our IPO, we entered into a stockholders’ agreement with the TPG Funds, dated November 4, 2013 (as amended on September 17, 2014, the “Stockholders’ Agreement”), that provides that, so long as the Stockholders’ Agreement remains in effect, the TPG Funds will have certain rights to designate for nomination candidates for our board of directors. We are required to use our reasonable best efforts to cause the board of directors and the nominating and corporate governance committee to include such persons designated by the TPG Funds in the slate of nominees recommended by the board of directors for election by the stockholders.

As set forth in the Stockholders’ Agreement, for so long as TPG collectively owns at least 50% of the 23,940,916 shares of our common stock that were held by TPG at the closing of the IPO (the “Post-IPO Shares”), TPG is entitled to designate for nomination a majority of the seats on our board of directors. Our board of directors is currently comprised of eight directors. TPG has designated for nomination four of our directors and has the right to request that we increase the size of our board to nine directors and to fill such vacancy with a director designated by TPG. The following four directors were designated for nomination by TPG and currently serve on our board: Todd B. Sisitsky, a TPG Partner, Jeffrey K. Rhodes, a TPG Partner, and Thomas C. Geiser and Sharad Mansukani, M.D., each of whom provide consulting services to TPG. When TPG owns less than 50%, but at least 30%, of the Post-IPO Shares, TPG will be entitled to designate for nomination three directors to our board. When TPG owns less than 30%, but at least 10%, of the Post-IPO Shares, TPG will be entitled to designate for nomination two directors to our board. Thereafter, TPG will be entitled to designate for nomination one director so long as TPG collectively owns at least 3% of the Post-IPO Shares. In the event that our board of directors is increased or decreased in size at any time, the nomination rights afforded to TPG will be proportionately adjusted, rounded up to the nearest whole person. Upon completion of this offering, even though TPG will own less than 50% of our issued and outstanding shares of common stock, TPG will own approximately 71.9% of the Post-IPO Shares, or 67.5% of the Post-IPO Shares if the underwriters’ option to purchase additional shares of our common stock is fully exercised. Accordingly, TPG will continue to have the right to designate for nomination a majority of our directors upon consummation of this offering.

Registration Rights Agreement

In connection with our IPO, we entered into the Registration Rights Agreement, which provides the TPG Funds with certain demand registration rights, including shelf registration rights, in respect of any shares of our common stock held by them, subject to certain conditions and limitations. The TPG Funds are entitled to an unlimited number of demand registrations. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of the IPO, we are required to give notice of such registration to the TPG Funds, certain members of management and certain members of our board of directors party to the Registration Rights Agreement (including the selling stockholders in this offering) of our intention to effect such a registration, and, subject to certain limitations, include any shares of common stock requested to be included in such registration held by them. We are required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of common stock pursuant to the Registration Rights Agreement. The Registration Rights Agreement includes customary indemnification provisions in favor of the TPG Funds and the members of management and our board of directors party to the agreement, any person who is or might be deemed a control person (within the meaning of the Securities Act or the Exchange Act) and related parties, including, without limitation, officers, directors and employees, against certain losses and liabilities (including reasonable costs of investigation and legal expenses) resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which such selling stockholder sells shares of our common stock, unless such liability arose from the applicable selling stockholder’s misstatement or omission and the applicable selling stockholder has agreed to indemnify us against losses caused by its misstatements or omissions, subject to certain limitations.

The registration statement of which this prospectus forms a part has been filed pursuant to the exercise by the TPG Funds of their demand registration rights under the Registration Rights Agreement. Additionally, as set forth under “Selling Stockholders,” certain of our security holders who are parties to the Registration Rights Agreement have exercised their piggyback registration rights under the Registration Rights Agreement and are participating in this offering as selling stockholders. The other security holders who are entitled to piggyback registration rights under the Registration Rights Agreement have not elected to participate in this offering.

As of March 1, 2015, an aggregate of 26,443,737 shares of outstanding common stock, including those shares offered by the selling stockholders under this prospectus, were registrable securities pursuant to the terms of the Registration Rights Agreement. Following this offering, it is anticipated that, pursuant to the terms of the Registration Rights Agreement, an aggregate of 19,443,737 shares of our outstanding common stock will be registrable securities assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from certain of the selling stockholders and an aggregate of 18,393,737 shares of our outstanding common stock will be registrable securities assuming the underwriters’ option to purchase additional shares of our common stock from certain of the selling stockholders is fully exercised.

Management Services Agreement

Until October 2013, we were party to a management services agreement with TPG Capital, L.P. (now TPG Capital Management) (“TPG Capital”), an affiliate of TPG, pursuant to which TPG Capital provided us with management, advisory and consulting services (the “Management Services Agreement”). In connection with our acquisition by TPG in 2007, SCA paid a transaction fee to TPG Capital of $10.0 million for services rendered in connection with the acquisition and for certain operating advice. Under the Management Services Agreement, TPG Capital received an annual management fee of $2.0 million, payable quarterly in advance on or before the start of each calendar quarter. TPG Capital was entitled to an additional fee in connection with any financing, acquisition, disposition, spin-off, split-off or change of control transactions involving us or any of our subsidiaries equal to customary fees charged by internationally-recognized investment banks for serving as financial advisor in similar transactions. In conjunction with our IPO, TPG Capital was entitled under the Management Services Agreement to receive a fee in an amount equal to $8.0 million, which we paid in the fourth quarter of 2013. In addition, TPG Capital was entitled to reimbursement for out-of-pocket expenses incurred in connection with the provision of services under the Management Services Agreement. The Management Services Agreement was terminated in connection with our IPO.

Pursuant to certain consulting arrangements, two of our current directors, Mr. Geiser and Dr. Mansukani, provided certain consulting services to us, and as compensation for such services, a percentage of the annual management fee paid to TPG Capital was subsequently paid to each individually. Mr. Geiser received $243,750 in 2013 and $325,000 in each of 2012 and 2011, respectively. Dr. Mansukani received $250,000 in each of 2013, 2012 and 2011, respectively. These consulting arrangements terminated in connection with the completion of the IPO, and no further payments are expected to be made by TPG Capital pursuant to these arrangements.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and employment agreements containing indemnification provisions with each of our current executive officers. It is anticipated that future directors and officers will enter into indemnification arrangements with us in substantially similar form. The indemnification agreements generally provide, among other things, that we will indemnify and hold harmless each person subject to such agreement (each, an “indemnitee”) to the fullest extent permitted by applicable law from and against all expenses, losses, damages, judgments, fines, and other specified costs that may result or arise in connection with such indemnitee serving in his or her capacity as a director or officer of ours or serving at our direction as a director, officer, employee or agent of another entity. The indemnification agreements further provide that, upon an indemnitee’s request and subject to certain conditions, we will advance expenses to the indemnitee to the fullest extent permitted by applicable law. Pursuant to the indemnification agreements, an indemnitee is presumed to be entitled to indemnification and we have the burden of proving otherwise. The indemnification agreements also require us to maintain in full force and effect directors’ liability insurance on the terms described in the indemnification agreements. The foregoing is only a brief description of the indemnification agreements, does not purport to be complete and is qualified in its entirety by reference to our company’s form of indemnification agreement.

HealthSouth Option Agreement

In connection with the acquisition of our company in 2007, we and HealthSouth entered into an option agreement whereby we granted HealthSouth an option to purchase limited liability company interests of ASC Acquisition LLC (or a different kind of equity security which those limited liability company interests were exchanged for or changed into, including shares of our common stock following our conversion from a Delaware limited liability company to a Delaware corporation (the “Conversion”) on October 30, 2013 (collectively, “Units”)), constituting 5% of the Units issued and outstanding as of the closing of the 2007 acquisition on a fully diluted basis, at an exercise price equal to the original issuance price of the Units subscribed for by the TPG Funds, MTS and certain other co-investors in connection with the acquisition, plus a 15% annual premium, compounded annually on each June 29 following the grant of the option. The option has a term of 10 years from June 29, 2007, and is exercisable for a 180-day period upon certain customary liquidity events, including a public offering of our shares of common stock that results in 30% or more of our common stock being listed or traded on a national securities exchange. The option agreement also includes customary tag-along, drag-along and piggyback registration rights. Following the Conversion, HealthSouth’s option now represents the right to purchase up to 1,360,975 shares of our common stock. The option will vest upon the closing of this offering. The option currently has an exercise price of $27.27 per share, which exercise price will increase by 15% on June 29, 2015.

The parties entered into a letter agreement effective April 1, 2014 that permits HealthSouth to exercise its option after the closing of this offering solely through a “net exercise” arrangement, with the number of shares to be withheld by us to satisfy the exercise price to be based on the average of the closing prices of our common stock on the NASDAQ Global Select Market over the five trading day period ending on the trading day immediately prior to the date on which HealthSouth delivers an exercise notice to us. Based on a closing stock price of $33.00 per share on the NASDAQ Global Select Market on March 1, 2015, the option would be exercisable, on a net exercise basis, for 236,512 shares, or less than 1% of our currently outstanding shares of common stock, subject to adjustment as provided for in the terms of the option agreement governing the exercise price of the option. The actual amount of shares that would be issuable to HealthSouth and the actual amount of the non-cash accounting charge to be incurred will fluctuate in accordance with changes in our common stock price prior to the option being exercised.

HealthSouth has waived its piggyback registration rights under the option agreement with respect to this or any future offering of our common stock. Pursuant to the option agreement, any shares of our common stock acquired by HealthSouth upon net exercise of the option following this offering may not be sold or otherwise transferred by HealthSouth for the same period of time that the sale of shares by the TPG Funds is restricted pursuant to the lock-up agreement that the TPG Funds are entering into with the underwriters in connection with this offering.

The option agreement and the letter agreement relating thereto have been filed as Exhibits 99.1 and 99.2, respectively, to the registration statement of which this prospectus is a part.

Certain Relationships

During 2012, 2013, 2014 and continuing into 2015, the law firm of Bradley Arant Boult Cummings LLP (“Bradley Arant”) has provided certain legal services to us. We paid approximately $1.0 million, $1.8 million and $1.8 million in 2012, 2013 and 2014, respectively, to Bradley Arant for the provision of legal services. The spouse of one of our executive officers, Mr. Sharff, is a partner at Bradley Arant. Effective January 1, 2015, Mr. Sharff’s spouse will not receive any compensation credit or bonus in connection with any legal fees paid by us or any of our subsidiaries to Bradley Arant and will not perform any legal services for us or any of our subsidiaries.

In connection with the amendment of our previous credit agreement on May 8, 2013, TPG Capital BD, LLC, an affiliate of TPG, served as an arranger for purposes of the amendment and was paid an arrangement fee in the amount of $486,750. TPG Capital BD, LLC also underwrote 4.0% of the shares of our common stock sold in our IPO in 2013, which resulted in an aggregate underwriting discount to TPG Capital BD, LLC of approximately $500,000. In addition, TPG Capital BD, LLC served as an arranger in connection with our entry into the New Senior Secured Credit Agreement and as an initial purchaser in connection with the offering of $250 million in aggregate principal amount of our 6.00% senior unsecured notes due April 1, 2023, and is participating in the underwriting of shares of our common stock pursuant to this offering. See “Underwriting (Conflicts of Interest)” for additional information.

From time to time, we do business with other companies affiliated with TPG. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arms-length basis.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock held as of March 1, 2015 by the selling stockholders, the number of shares being registered hereby and the shares to be beneficially owned by the selling stockholders assuming no exercise of the underwriters’ option to purchase additional shares of our common stock and assuming exercise of the underwriters’ option to purchase additional shares of our common stock in full. The percentage of beneficial ownership is based on 38,937,137 shares of common stock outstanding as of March 1, 2015 (after giving effect to shares of our common stock issued upon exercise of options in connection with this offering).

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options exercisable within 60 days of March 1, 2015, including options that may be exercised by such person in connection with this offering, and shares underlying vested restricted stock units and unvested restricted stock units that vest within 60 days of March 1, 2015, are included as outstanding and beneficially owned for that person, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the beneficial owner.

For information about certain relationships between us and the selling stockholders, including our Stockholders’ Agreement with the TPG Funds, see “Certain Relationships and Related Party Transactions.”

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Surgical Care Affiliates, Inc., 520 Lake Cook Road, Suite 250, Deerfield, Illinois 60015.

	Prior to this Offering		Shares Offered		After this Offering
	Number of Shares Beneficially Owned
					Assuming Underwriters’ Option to Purchase Additional Shares is Not Exercised		Assuming Underwriters Option to Purchase Additional Shares is Exercised in Full
					Number of Shares Beneficially Owned		Number of Shares Beneficially Owned
Name of Selling Stockholder	Number of Shares	Percentage of Shares	Assuming Underwriters’ Option to Purchase Additional Shares is Not Exercised	Assuming Underwriters Option to Purchase Additional Shares is Exercised in Full	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
TPG Funds(1)	23,940,916	61.5%	6,734,436	7,784,436	17,206,480	44.2%	16,156,480	41.5%
Andrew P. Hayek(2)	743,519	2.0%	70,000	70,000	673,519	1.7%	673,519	1.7%
President and Chief Executive Officer
Thomas C. Geiser(3)	247,563	*	115,059	115,059	132,504	*	132,504	*
Director
Curtis S. Lane(4)	58,358	*	10,009	10,009	48,349	*	48,349	*
Director
Sharad Mansukani, M.D.(5)	83,444	*	70,496	70,496	12,948	*	12,948	*
Director

*	Less than 1%
(1)

The TPG Funds directly hold an aggregate of 23,940,916 shares of common stock (the “TPG Shares”), consisting of: (a) 23,828,317 shares of common stock held by TPG Partners V, (b) 62,335 shares of common stock held by FOF V-A, and (c) 50,264 shares of common stock held by FOF V-B. The general partner of each of TPG Partners V, FOF V-A and FOF V-B is TPG GenPar V, L.P., a Delaware limited partnership, whose general partner is TPG GenPar V Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”). Because of Group Advisors’ relationship to the TPG Funds, Group Advisors may be deemed to beneficially own the TPG Shares. David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors and may therefore also be deemed to be the beneficial owners of the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of each of Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(2)	Includes 68,292 shares of common stock underlying restricted stock units that are currently vested or vest within 60 days of March 1, 2015 and 626,219 shares of common stock underlying options that are currently exercisable or become exercisable within 60 days of March 1, 2015 (some of which will be exercised in connection with this offering). All of the shares of common stock, restricted stock units and options are owned by the Andrew Hayek 2008 Living Trust (of which Mr. Hayek is the sole trustee).
(3)	Includes (a) 3,027 shares of common stock underlying restricted stock units that are currently vested or vest within 60 days of March 1, 2015 and 146,976 shares of common stock underlying options that are currently exercisable or become exercisable within 60 days of March 1, 2015 (some of which will be exercised in connection with this offering) and (b) 97,560 shares of common stock owned by TDK Properties, L.P., which is a California limited partnership whose general partner is TDK Management Company, LLC, a California limited liability company whose sole member is The Geiser Schweers Family Trust, and whose trustees are Thomas C. Geiser and Donna L. Schweers. 99% of the limited partnership interests of TDK Properties, L.P. are held by The Geiser Schweers 2006 Irrevocable Insurance Trust, whose trustee is Kim T. Schoknecht.
(4)	Includes 3,027 shares of common stock underlying restricted stock units that are currently vested or vest within 60 days of March 1, 2015 and 55,331 shares of common stock underlying options that are currently exercisable or become exercisable within 60 days of March 1, 2015 (some of which will be exercised in connection with this offering). The address of Mr. Lane is c/o MTS Health Partners, L.P., 623 Fifth Avenue, 14th Floor, New York, NY 10022.
(5)	Includes 3,027 shares of common stock underlying restricted stock units that are currently vested or vest within 60 days of March 1, 2015 and 80,417 shares of common stock underlying options that are currently exercisable or become exercisable within 60 days of March 1, 2015 (some of which will be exercised in connection with this offering).

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our Certificate of Incorporation and By-Laws. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our Certificate of Incorporation and By-Laws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The summary below is qualified in its entirety by reference to our Certificate of Incorporation and By-Laws. The terms of these securities may also be affected by the Delaware General Corporation Law (the “DGCL”).

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in our shares through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depositary.

Authorized Capitalization

Our capital structure consists of 180,000,000 authorized shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of March 1, 2015 (after giving effect to shares of our common stock to be issued upon exercise of options in connection with this offering), there were 38,937,137 outstanding shares of our common stock and no outstanding shares of preferred stock.

Common Stock

As of March 1, 2015, there were 22 holders of record of our common stock.

The holders of our common stock are entitled to such dividends as our board of directors may declare from time to time from legally available funds, based on the number of shares of common stock then held of record by such holder, subject to the preferential rights of the holders of any shares of preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by the stockholders, subject to the restrictions described below under the caption “—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law.”

Our Certificate of Incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors, subject to our obligations under the Stockholders’ Agreement that we entered into with the TPG Funds dated November 4, 2013 (as amended, the “Stockholders’ Agreement”), which provides the TPG Funds with certain rights to designate candidates for nomination for our board of directors. Pursuant to our By-Laws, directors will be elected by a majority of the votes cast, except that they will be elected by a plurality of the shares voting in any contested election.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of our common stock are fully paid and non-assessable. Holders of our common stock have no preemptive rights, conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

No shares of our preferred stock are currently outstanding. Under our Certificate of Incorporation, our board of directors, without further action by our stockholders, is authorized to issue shares of preferred stock in one or more classes or series. The board may fix or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of us. We currently have no plans to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law

Our Certificate of Incorporation and By-Laws contain a number of provisions relating to corporate governance and to the rights of our stockholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by the stockholders. These provisions include:

Classified Board. Our Certificate of Incorporation provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our Certificate of Incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by the board of directors, provided that the board of directors shall consist of not fewer than five individuals nor more than 11 individuals. Our board of directors currently has eight members.

Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock consists of 180,000,000 shares of common stock and 20,000,000 shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of us. This possibility may encourage persons seeking to acquire control of us to negotiate first with our board of directors. The authorized but unissued stock may be issued by the board of directors in one or more transactions. In this regard, our Certificate of Incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change of control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” Our board of directors is able to implement a shareholder rights plan without further action by our stockholders. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Action by Written Consent. Our Certificate of Incorporation provides that stockholder action can be taken only at an annual meeting or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once TPG ceases to beneficially own more than 50% of the outstanding shares of our common stock, which will be the case following this offering.

Special Meetings of Stockholders. Our Certificate of Incorporation provides that special meetings of our stockholders may be called only by our board of directors or the chairman of the board of directors once TPG ceases to beneficially own more than 50% of the outstanding shares of our common stock, which will be the case following this offering. Following the consummation of this offering, none of our stockholders will have a right to request a special meeting. Our By-Laws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Advance Notice Procedures. Our By-Laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not earlier than the opening of business 120 days prior, and not later than the close of business 90 days before, the first anniversary date of the immediately preceding annual meeting of stockholders. Our By-Laws also specify requirements as to the form and content of a stockholder’s notice. Under our By-Laws, the board of directors may adopt by resolution the rules and regulations for the conduct of meetings. These provisions do not apply to TPG so long as the Stockholders’ Agreement with the TPG Funds remains in effect. Except to the extent inconsistent with rules and regulations adopted by the board of directors, the chairman of the meeting of stockholders shall have the right to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Super Majority Approval Requirements. Our Certificate of Incorporation and By-Laws provide that the board of directors is expressly authorized to adopt, make, alter, amend or repeal our By-Laws without a stockholder vote in any matter not inconsistent with the laws of the state of Delaware. Once TPG ceases to beneficially own more than 50% of the outstanding shares of our common stock, which will occur upon the consummation of this offering, any adoption, alteration, amendment or repeal of our By-Laws by our stockholders will require the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding common stock.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our Certificate of Incorporation provides that at any time when TPG beneficially owns less than 50% of the outstanding shares of our common stock, certain specified provisions in our Certificate of Incorporation, including those relating to actions by written consent of stockholders, calling of special meetings by stockholders, amendment of the Certificate of Incorporation and By-Laws, and the provision relating to business combinations, may be amended only by a vote of at least 66 2/3% of the voting power of our outstanding common stock. In addition, our Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of our outstanding common stock shall be required to amend, alter or repeal those provisions providing for, among certain other things, a classified board and outlining the requirements for the number and removal of directors.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or of us, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts.

Removal of Directors. Until the point in time at which TPG no longer beneficially owns shares representing at least 50% of the outstanding shares of our common stock, any director may be removed from office at any time, with or without cause, by holders of a majority of the voting power of our outstanding common stock. Our Certificate of Incorporation provides that, after the point in time at which TPG no longer beneficially owns shares representing at least 50% of the outstanding shares of our common stock, which will occur upon the consummation of this offering, our directors may be removed only for cause by the affirmative vote of at least 66  2⁄3% of the voting power of our outstanding common stock. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Business Combinations with Interested Stockholders. We have opted out of the provisions of Section 203 of the DGCL, which regulates corporate takeovers; however, our Certificate of Incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding shares entitled to vote generally in the election of directors at the time the transaction commenced; or

•	on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3 % of the outstanding shares entitled to vote generally in the election of directors that are not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding shares entitled to vote generally in the election of directors or any entity or person affiliated with or controlling or controlled by any of these entities or persons and who beneficially owned 15% or more of our outstanding shares entitled to vote generally in the election of directors at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder or an entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Certificate of Incorporation provides that TPG, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Certificate of Incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain entities and individuals associated with us. Our Certificate of Incorporation provides that, to the fullest extent permitted by law, TPG or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will not have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that TPG or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates, may take any such opportunity for themselves or offer it to another person or entity and shall not be liable to us or any of our affiliates, subsidiaries or stockholders for breach of any duty as a stockholder, director or officer or otherwise for pursuing or acquiring such opportunity.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by the DGCL and requires that we provide them with customary indemnification. We have entered into customary indemnification agreements with each of our non-employee directors and employment agreements with each of our executive officers containing customary indemnification provisions. These agreements provide them, in general, with customary indemnification in connection with their service to us or on our behalf. We currently maintain management liability insurance in the aggregate amount of $10.0 million, excess director and officer liability insurance in the aggregate amount of $20.0 million and Side A director and officer liability insurance in the aggregate amount of $10.0 million.

Stockholders’ Agreement with the TPG Funds

In connection with our IPO, we entered into the Stockholders’ Agreement with the TPG Funds that provides that, so long as the Stockholders’ Agreement remains in effect, the TPG Funds will have certain rights to designate for nomination candidates for our board of directors. We are required to use our reasonable best efforts to cause the board of directors and the Nominating and Corporate Governance committee to include such persons designated by the TPG Funds in the slate of nominees recommended by the board of directors for election by the stockholders.

As set forth in the Stockholders’ Agreement, for so long as TPG collectively owns at least 50% of the 23,940,916 shares of our common stock that were held by TPG at the closing of the IPO (the “Post-IPO Shares”), TPG is entitled to designate for nomination a majority of the seats on our board of directors. When TPG owns less than 50%, but at least 30%, of the Post-IPO Shares, TPG will be entitled to designate for nomination three directors to our board. When TPG owns less than 30%, but at least 10%, of the Post-IPO Shares, TPG will be entitled to designate for nomination two directors to our board. Thereafter, TPG will be entitled to designate for nomination one director so long as TPG collectively owns at least 3% of the Post-IPO Shares. In the event that our board of directors is increased or decreased in size at any time, the nomination rights afforded to TPG will be proportionately adjusted, rounded up to the nearest whole person.

Our board of directors is currently comprised of eight directors. TPG has designated for nomination four of our directors and has the right to request that we increase the size of our board to nine directors and to fill such vacancy with a director designated by TPG. The following four directors were designated for nomination by TPG and currently serve on our board: Todd B. Sisitsky, a TPG Partner, Jeffrey K. Rhodes, a TPG Partner, and Thomas C. Geiser and Sharad Mansukani, M.D., each of whom provide consulting services to TPG. Upon completion of this offering, even though TPG will own less than 50% of our issued and outstanding shares of common stock, TPG will own approximately 71.9% of the Post-IPO Shares, or 67.5% of the Post-IPO Shares if the underwriters’ option to purchase additional shares of our common stock is fully exercised. Accordingly, TPG will continue to have the right to designate for nomination a majority of our directors upon consummation of this offering.

Registration Rights Agreement

In connection with the IPO, we entered into the Registration Rights Agreement with the TPG Funds, certain members of our management and our board of directors, which provides the TPG Funds with certain demand registration rights, including shelf registration rights, in respect of any shares of our common stock held by them, subject to certain conditions and limitations. The TPG Funds are entitled to an unlimited number of demand registrations. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of the IPO, we are required to give notice of our intent to effect such a registration to the TPG Funds, certain members of management and our board of directors party to the Registration Rights Agreement, and, subject to certain limitations, to include in such registration any shares of common stock held by the TPG Funds that they request to be included. We have filed the registration statement of which this prospectus is a part pursuant to the requirements of the Registration Rights Agreement and have agreed to use our reasonable best efforts to have the registration statement declared effective promptly. We are required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of common stock pursuant to the Registration Rights Agreement. The Registration Rights Agreement includes customary indemnification provisions in favor of the TPG Funds and the members of management and our board of directors party to the agreement, any person who is or might be deemed a control person (within the meaning of the Securities Act or the Exchange Act) and related parties, including, without limitation, officers, directors and employees, against certain losses and liabilities (including reasonable costs of investigation and legal expenses) resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which such selling stockholder sells shares of our common stock, unless such liability arose from the applicable selling stockholder’s misstatement or omission and the applicable selling stockholder has agreed to indemnify us against losses caused by its misstatements or omissions, subject to certain limitations.

As of March 1, 2015, an aggregate of 26,443,737 shares of outstanding common stock, including those shares offered by the selling stockholders under this prospectus, were registrable securities pursuant to the terms of the Registration Rights Agreement.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our stock is listed on the NASDAQ Global Select Market under the symbol “SCAI.”

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our common stock by “Non-U.S. Holders.” A “Non-U.S. Holder” means a person that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A “U.S. person” is any person that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds our common stock, the tax treatment of a partner as a beneficial owner of the common stock generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special U.S. tax documentation requirements. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

This discussion deals only with our common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including persons that are a “controlled foreign corporation” or a “passive foreign investment company,” or are otherwise subject to special treatment under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”). You should consult your own tax advisors about the tax consequences of the purchase, ownership and disposition of our common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of any changes in applicable tax laws.

Furthermore, this summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below. This discussion does not address any other U.S. federal tax considerations (such as gift tax or the 3.8% Medicare contribution tax on net investment income) or any state, local or non-U.S. tax considerations.

Dividends

As discussed under “Dividend Policy,” we do not currently expect to pay dividends on our common stock. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under “Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or such other payor a valid IRS Form W-8BEN or W-8BEN-E, as applicable, or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments. Additional withholding may be required in respect of dividends paid to you, as described below under “Additional Withholding Tax Relating to Foreign Accounts.”

If you are subject to withholding at a rate in excess of a reduced rate for which you are eligible under a tax treaty or otherwise, you may be able to obtain a refund of or credit for any amounts withheld in excess of the applicable rate. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock.

If dividends paid to you are effectively connected with your conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, you maintain a permanent establishment in the United States to which such dividends are attributable), you will be exempt from the U.S. federal withholding tax described above. To claim the exemption, you must furnish to us or such other payor a valid IRS Form W-8ECI certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. You should consult your tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	you are a nonresident alien individual present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition and certain other requirements are met;

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, you maintain a permanent establishment in the United States to which such gain is attributable); or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) and may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, and you owned, actually or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or your holding period.

In certain circumstances withholding may be required in respect of gross proceeds, as described below under “Additional Withholding Tax Relating to Foreign Accounts.” You should consult your tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service (the “IRS”) and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. You may be subject to backup withholding for dividends paid to you and in certain circumstances proceeds from the sale of your shares of our common stock unless you certify under penalty of perjury that you are a Non-U.S. Holder (such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, as applicable) or otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Tax Relating to Foreign Accounts

Withholding is required at a rate of 30% on dividends in respect of, and, after December 31, 2016, on gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such an institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held may affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale or other disposition of, our common stock held by a Non-U.S. holder that is a non-financial foreign entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners.” We will not pay any additional amounts to holders of our common stock in respect of any amounts so withheld. Prospective investors should consult their tax advisors regarding the possible implications of these rules for their investment in our common stock.

U.S. Federal Estate Tax

Shares of our common stock held (or deemed held) by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING (CONFLICTS OF INTEREST)

The selling stockholders identified in this prospectus are offering the shares of common stock described in this prospectus through a number of underwriters. Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and SunTrust Robinson Humphrey, Inc. are also acting as joint book-running managers of the offering. We and the selling stockholders have entered into an underwriting agreement with the underwriters dated the date of this prospectus. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Goldman, Sachs & Co.	1,470,000
Citigroup Global Markets Inc.	1,330,000
J.P. Morgan Securities LLC	1,330,000
Barclays Capital Inc.	700,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	490,000
Deutsche Bank Securities Inc.	490,000
SunTrust Robinson Humphrey, Inc.	420,000
BMO Capital Markets Corp.	280,000
TPG Capital BD, LLC	280,000
Morgan Stanley & Co. LLC	210,000

Total	7,000,000

The underwriters are committed to purchase all the shares offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Option to Purchase Additional Shares of Common Stock

The underwriters have an option to purchase up to 1,050,000 additional shares of common stock from certain of the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option to purchase additional shares of common stock, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.748125 per share. After the offering, the public offering price, concession or any other term of the offering may be changed.

We have agreed to pay expenses incurred by certain of the selling stockholders in connection with the offering, other than underwriting discounts and commissions. The following table shows the per share and total underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per Share	$1.246875	$1.246875
Total	$8,728,125	$10,037,343.75

We estimate that the total expenses of this offering, including registration, filing fees, printing fees, legal and accounting expenses, transfer agent and registrar expenses and expenses to be paid by us for certain of the selling stockholders, but excluding the underwriting discount, will be approximately $425,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

No Sales of Similar Securities

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or part, any of the economic consequences of ownership of any shares of common stock or any such other securities (regardless of whether any of such transactions described in clause (i) or (ii) above are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of any two of Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock to be issued upon the exercise of options granted under our existing management incentive plans and certain other limited exceptions.

Our directors and executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of any two of Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

Listing on the NASDAQ Global Select Market

Our shares are listed on the NASDAQ Global Select Market under the symbol “SCAI.”

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of our common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of our common stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares of our common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ, in the over-the-counter market or otherwise.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (the “FSMA”) (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that:

(1)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(2)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(3)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. We entered into the New Senior Secured Credit Agreement on March 17, 2015 with a syndicate of financial institutions and other institutional lenders and for which J.P. Morgan Securities LLC, Goldman Sachs Bank USA, Citigroup Global Markets Inc., Barclays Bank PLC, SunTrust Robinson Humphrey, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc. acted as joint lead arrangers and joint bookrunners and BMO Capital Markets Corp. and TPG Capital BD, LLC acted as co-managers.

In addition, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. served as joint book-runners on our IPO in 2013, and Goldman, Sachs & Co. served as lead book-runner and J.P. Morgan Securities LLC, Citigroup Global Markets Inc., SunTrust Robinson Humphrey, Inc., Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC served as joint book-runners in connection with our sale on March 17, 2015 of $250 million aggregate principal amount of our 6.00% senior unsecured notes due April 1, 2023. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments or those of our subsidiaries. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Passive Market Making

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Conflicts of Interest

Affiliates of TPG Capital BD, LLC, an underwriter of this offering, own in excess of 10% of our issued and outstanding common stock. Therefore, a “conflict of interest” is deemed to exist under FINRA Rule 5121(f)(5)(B). In addition, because the TPG Funds are affiliates of TPG Capital BD, LLC and, as selling stockholders, are expected to receive more than 5% of the net proceeds of this offering, a “conflict of interest” is also deemed to exist under FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder.

LEGAL MATTERS

The validity of the common stock being offered by this prospectus has been passed upon by Maynard, Cooper & Gale, P.C., Birmingham, Alabama. Certain healthcare regulatory matters will be passed upon for us by Bradley Arant Boult Cummings LLP, Birmingham, Alabama. Certain legal matters will be passed upon for the TPG Funds by Cleary Gottlieb Steen & Hamilton LLP and for the other selling stockholders by Vedder Price P.C. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore LLP.

EXPERTS

The consolidated financial statements of Surgical Care Affiliates, Inc. incorporated in this prospectus by reference from Surgical Care Affiliates, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of ASC Operators, LLC for the year ended December 31, 2012 incorporated in this prospectus by reference from Surgical Care Affiliates, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports and other information at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, relating to the offering(s) to be effected hereunder. As allowed by SEC rules, this prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules included with the registration statement. Whenever a reference is made in this prospectus to a contract or other document of our company, the reference is only a summary. You are referred to the registration statement, the included exhibits and schedules for further information. This prospectus is qualified in its entirety by such other information. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference facilities of the SEC, in the manner described above.

We also maintain a website at www.scasurgery.com, through which you can access our filings with the SEC. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete. The information incorporated by reference is considered to be part of this prospectus, and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list below certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and be incorporated by reference in, this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-36154), any filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement, and any filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the termination of the offering made by us under this prospectus (in each case, except for the information furnished under Item 2.02 or Item 7.01 in any current report on Form 8-K and Form 8-K/A):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on March 10, 2015;

•	our Current Reports on Form 8-K filed on March 2 and March 17, 2015; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 25, 2013, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference into this prospectus.

We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus upon written or oral request and at no cost to the requester. Requests should be directed to: Investor Relations, Surgical Care Affiliates, Inc., 520 Lake Cook Road, Suite 250, Deerfield, Illinois 60015, telephone: (847) 236-0921. In addition, copies of any or all of the documents incorporated herein by reference may be accessed at our website at http://investor.scasurgery.com. The information contained on our website does not constitute a part of this prospectus, and our website address provided herein is intended to be an inactive textual reference only and not an active hyperlink to our website.

7,000,000 Shares

Common Stock

Surgical Care Affiliates, Inc.

PROSPECTUS

Goldman, Sachs & Co.

Citigroup

J.P. Morgan

Barclays

BofA Merrill Lynch

Deutsche Bank Securities

SunTrust Robinson Humphrey